Exhibit 4

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2012 and 2011 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of June 30, 2012 and 2011, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the six months then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We did not audit the financial statements of Senao Networks, Inc. as of and for the six months ended June 30, 2012, and Viettel-CHT Co., Ltd. and Senao Networks, Inc. as of and for the six months ended June 30, 2011.  The aggregate carrying values of these equity method investees were NT$360,977 thousand and NT$545,472 thousand, respectively, as of June 30, 2012 and 2011 and the equity in earnings were NT$63,768 thousand and NT$39,696 thousand, respectively, for the six months ended June 30, 2012 and 2011.  The financial statements of Senao Networks, Inc. as of and for the six months ended June 30, 2012, and the financial statements of Viettel-CHT Co., Ltd. and Senao Networks, Inc. as of and for the six months ended June 30, 2011, were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these equity method investees, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China.  Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits and the financial reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2012 and 2011, and the results of their operations and their cash flows for the six months ended June 30, 2012 and 2011, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, and accounting principles generally accepted in the Republic of China.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

August 29, 2012

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Par Value Data)

	2012		2011
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$75,136,342	16	$81,456,553	18
Financial assets at fair value through profit or loss (Notes 2 and 5)	39,805	-	86,754	-
Available-for-sale financial assets (Notes 2 and 6)	2,287,124	1	2,878,467	1
Held-to-maturity financial assets (Notes 2 and 7)	2,830,448	1	2,174,334	-
Trade notes and accounts receivable, net of allowance for doubtful accounts of $847,341 thousand in 2012 and $2,494,601 thousand in 2011 (Notes 2, 8 and 20)	24,952,656	5	21,645,020	5
Receivables from related parties (Note 27)	65,009	-	15,093	-
Other current monetary assets (Note 9)	2,057,148	-	2,286,814	-
Inventories, net (Notes 2, 10, 20 and 29)	4,959,167	1	5,284,029	1
Deferred income tax assets (Notes 2 and 24)	116,116	-	163,538	-
Restricted assets (Notes 20 and 28)	11,017	-	39,886	-
Other current assets (Notes 10, 11, 20 and 27)	8,614,269	2	7,069,099	2

Total current assets	121,069,101	26	123,099,587	27

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	2,507,643	-	2,127,025	-
Financial assets carried at cost (Notes 2 and 13)	2,681,029	1	2,833,803	1
Available-for-sale financial assets (Notes 2 and 6)	3,566,985	1	54,400	-
Held-to-maturity financial assets (Notes 2 and 7)	12,886,157	3	11,278,945	3
Other monetary assets (Notes 14 and 29)	1,000,000	-	1,000,000	-

Total long-term investments	22,641,814	5	17,294,173	4

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15, 27 and 28)
Cost
Land	103,859,136	23	103,686,841	23
Land improvements	1,573,763	-	1,551,502	-
Buildings	67,705,999	15	67,590,584	15
Computer equipment	14,923,381	3	15,120,336	3
Telecommunications equipment	661,447,967	145	646,857,011	142
Transportation equipment	3,030,232	1	2,658,456	1
Miscellaneous equipment	6,992,843	1	6,550,429	1
Total cost	859,533,321	188	844,015,159	185
Revaluation increment on land	5,762,418	1	5,762,611	1
	865,295,739	189	849,777,770	186
Less: Accumulated depreciation	578,588,147	126	561,609,695	123
Less: Accumulated impairment	1,257,050	-	-	-
	285,450,542	63	288,168,075	63
Construction in progress and advances related to acquisition of equipment	14,539,064	3	12,698,552	3

Property, plant and equipment, net	299,989,606	66	300,866,627	66

INTANGIBLE ASSETS (Note 2)
3G concession	4,865,957	1	5,614,566	1
Goodwill	245,184	-	245,184	-
Others	973,995	-	571,819	-

Total intangible assets	6,085,136	1	6,431,569	1

OTHER ASSETS
Leased assets	394,982	-	405,910	-
Idle assets (Notes 2 and 15)	894,532	-	901,224	-
Refundable deposits	1,683,785	1	1,649,892	1
Deferred income tax assets (Notes 2 and 24)	353,330	-	503,591	-
Restricted assets (Note 28)	8,728	-	8,093	-
Others (Note 27)	4,232,838	1	4,501,440	1

Total other assets	7,568,195	2	7,970,150	2

TOTAL	$457,353,852	100	$455,662,106	100

	2012		2011
LIABILITIES AND STOCKHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT LIABILITIES
Short-term loans (Note 16)	$31,068	-	$100,000	-
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	17,065	-	2,079	-
Trade notes and accounts payable	13,050,944	3	10,369,022	2
Payables to related parties (Note 27)	775,402	-	318,102	-
Income tax payable (Notes 2 and 24)	3,988,905	1	4,704,609	1
Accrued expenses (Notes 17 and 20)	12,390,912	3	12,370,041	3
Dividends payable (Note 21)	42,361,864	9	42,854,462	9
Current portion of long-term loans (Note 19)	658,606	-	306,117	-
Other current liabilities (Notes 10, 18, 20 and 27)	21,863,519	5	21,996,952	5

Total current liabilities	95,138,285	21	93,021,384	20

NONCURRENT LIABILITIES
Long-term loans (Note 19)	1,050,000	-	2,308,606	-
Deferred income (Note 2)	2,591,377	1	2,577,550	1

Total noncurrent liabilities	3,641,377	1	4,886,156	1

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	-	94,986	-

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 26)	1,523,697	-	1,382,183	1
Customers’ deposits (Note 27)	4,910,713	1	5,452,712	1
Others	315,566	-	460,840	-

Total other liabilities	6,749,976	1	7,295,735	2

Total liabilities	105,624,624	23	105,298,261	23

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 2, 6, 15 and 21)
Common stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 7,757,447 thousand shares	77,574,465	17	77,574,465	17
Additional paid-in capital
Capital surplus	169,496,289	37	169,496,289	37
Donated capital	13,170	-	13,170	-
Equity in additional paid-in capital reported by equity-method investees	31,909	-	26,891	-
Total additional paid-in capital	169,541,368	37	169,536,350	37
Retained earnings
Legal reserve	70,828,983	15	66,122,145	14
Special reserve	2,675,894	1	2,675,894	1
Unappropriated earnings	20,760,939	5	25,131,631	6
Total retained earnings	94,265,816	21	93,929,670	21
Other adjustments
Cumulative translation adjustments	(53,653)	-	(104,093)	-
Unrecognized net loss of pension	(35,786)	-	(40,617)	-
Unrealized gain on financial instruments	615,543	-	115,408	-
Unrealized revaluation increment	5,760,582	1	5,762,829	1
Total other adjustments	6,286,686	1	5,733,527	1

Total equity attributable to stockholders of the parent	347,668,335	76	346,774,012	76

MINORITY INTERESTS IN SUBSIDIARIES	4,060,893	1	3,589,833	1

Total stockholders’ equity	351,729,228	77	350,363,845	77

TOTAL	$457,353,852	100	$455,662,106	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 29, 2012)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2012		2011
	Amount	%	Amount	%

NET REVENUES (Note 27)	$109,605,871	100	$106,899,683	100

OPERATING COSTS (Note 27)	70,094,878	64	62,597,753	59

GROSS PROFIT	39,510,993	36	44,301,930	41

OPERATING EXPENSES (Note 27)
Marketing	9,925,161	9	11,023,766	10
General and administrative	2,025,347	2	2,224,099	2
Research and development	1,785,608	2	1,698,319	2

Total operating expenses	13,736,116	13	14,946,184	14

INCOME FROM OPERATIONS	25,774,877	23	29,355,746	27

NON-OPERATING INCOME AND GAINS (Note 27)
Interest income	402,858	1	323,363	1
Equity in earnings of equity method investees, net	283,905	-	164,240	-
Foreign exchange gain, net	95,773	-	-	-
Gain on disposal of financial instruments, net	66,880	-	130,845	-
Gain on disposal of property, plant and equipment, net	4,508	-	299,807	-
Others	173,786	-	142,350	-

Total non-operating income and gains	1,027,710	1	1,060,605	1

NON-OPERATING EXPENSES AND LOSSES
Impairment loss (Notes 6, 13 and 15)	1,363,659	1	-	-
Valuation loss on financial instruments, net	17,851	-	30,892	-
Interest expense	10,826	-	17,101	-
Foreign exchange loss, net	-	-	88,550	-
Others	38,673	-	27,557	-

Total non-operating expenses and losses	1,431,009	1	164,100	-

INCOME BEFORE INCOME TAX	25,371,578	23	30,252,251	28

INCOME TAX EXPENSES (Notes 2 and 24)	4,023,735	4	4,636,953	4

CONSOLIDATED NET INCOME	$21,347,843	19	$25,615,298	24

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2012		2011
	Amount	%	Amount	%

ATTRIBUTED TO
Stockholders of the parent	$20,760,811	19	$25,131,176	24
Minority interests	587,032	-	484,122	-

	$21,347,843	19	$25,615,298	24

	2012		2011
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (Note 25)
Basic earnings per share	$3.17	$2.68	$3.79	$3.21
Diluted earnings per share	$3.16	$2.67	$3.78	$3.20

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 29, 2012)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

							Other Adjustments
									Unrealized
	Common Stock			Retained Earnings			Cumulative	Unrecognized	Gain (Loss) on	Unrealized	Minority	Total
	Shares		Additional			Unappropriated	Translation	Net Loss of	Financial	Revaluation	Interests in	Stockholders’
	(Thousands)	Amount	Paid-in Capital	Legal Reserve	Special Reserve	Earnings	Adjustments	Pension	Instruments	Increment	Subsidiaries	Equity

BALANCE, JANUARY 1, 2012	7,757,447	$77,574,465	$169,536,289	$66,122,145	$2,675,894	$47,068,830	$(38,918)	$(38,106)	$67,674	$5,762,753	$4,311,622	$373,042,648

Transfer of unrealized revaluation increment to income upon disposal of revalued assets	-	-	-	-	-	-	-	-	-	(117)	-	(117)

Decrease in revaluation increment on property, plant and equipment due to property impairment	-	-	-	-	-	-	-	-	-	(2,054)	-	(2,054)

Appropriation of 2011 earnings
Legal reserve	-	-	-	4,706,838	-	(4,706,838)	-	-	-	-	-	-
Cash dividends - NT$5.46 per share	-	-	-	-	-	(42,361,864)	-	-	-	-	-	(42,361,864)

Consolidated net income for the six months ended June 30, 2012	-	-	-	-	-	20,760,811	-	-	-	-	587,032	21,347,843

Decrease in minority interests	-	-	-	-	-	-	-	-	-	-	(839,035)	(839,035)

Equity adjustments in investees	-	-	5,079	-	-	-	-	-	-	-	-	5,079

Cumulative translation adjustment for foreign-currency investments held by investees	-	-	-	-	-	-	(14,735)	-	-	-	(3,395)	(18,130)

Defined benefit pension plan adjustments of investees	-	-	-	-	-	-	-	2,320	-	-	-	2,320

Net changes of valuation gain on available-for-sale financial assets	-	-	-	-	-	-	-	-	547,869	-	4,669	552,538

BALANCE, JUNE 30, 2012	7,757,447	$77,574,465	$169,541,368	$70,828,983	$2,675,894	$20,760,939	$(53,653)	$(35,786)	$615,543	$5,760,582	$4,060,893	$351,729,228

BALANCE, JANUARY 1, 2011	7,757,447	$77,574,465	$169,515,102	$61,361,255	$2,675,894	$47,615,807	$(102,885)	$(40,182)	$176,048	$5,803,238	$4,024,372	$368,603,114

Transfer of unrealized revaluation increment to income upon disposal of revalued assets	-	-	-	-	-	-	-	-	-	(40,409)	-	(40,409)

Appropriation of 2010 earnings
Legal reserve	-	-	-	4,760,890	-	(4,760,890)	-	-	-	-	-	-
Cash dividends - NT$5.52 per share	-	-	-	-	-	(42,854,462)	-	-	-	-	-	(42,854,462)

Consolidated net income for the six months ended June 30, 2011	-	-	-	-	-	25,131,176	-	-	-	-	484,122	25,615,298

Decrease in minority interests	-	-	-	-	-	-	-	-	-	-	(909,826)	(909,826)

Equity adjustments in investees	-	-	21,248	-	-	-	-	-	-	-	-	21,248

Cumulative translation adjustment for foreign-currency investments held by investees	-	-	-	-	-	-	(1,208)	-	-	-	(21)	(1,229)

Defined benefit pension plan adjustments of investees	-	-	-	-	-	-	-	(435)	-	-	(56)	(491)

Net changes of valuation loss on available-for-sale financial assets	-	-	-	-	-	-	-	-	(60,640)	-	(8,758)	(69,398)

BALANCE, JUNE 30, 2011	7,757,447	$77,574,465	$169,536,350	$66,122,145	$2,675,894	$25,131,631	$(104,093)	$(40,617)	$115,408	$5,762,829	$3,589,833	$350,363,845

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 29, 2012)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$21,347,843	$25,615,298
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for (reversal of) doubtful accounts	(1,493,851)	78,279
Depreciation and amortization	16,220,584	16,071,323
Amortization of premium of financial assets	32,691	28,622
Valuation loss on financial instruments, net	17,851	30,892
Gain on disposal of financial instruments, net	(66,880)	(130,845)
Gain on disposal of property, plant and equipment, net	(4,508)	(299,807)
Loss on disposal of leased assets, net	13	7
Equity in earnings of equity method investees, net	(283,905)	(164,240)
Dividends received from equity investees	339,585	118,989
Impairment loss	1,363,659	-
Compensation cost of employee stock options	1,058	-
Deferred income taxes	(14,315)	(152,977)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial instruments held for trading	38,697	41,715
Trade notes and accounts receivable	(1,065,329)	(7,589,680)
Receivables from related parties	381,302	94,088
Other monetary assets	18,918	(107,407)
Inventories	283,194	(738,253)
Other current assets	(3,121,455)	(2,340,170)
Increase (decrease) in:
Trade notes and accounts payable	(1,248,202)	(1,531,599)
Payables to related parties	(385,933)	175,654
Income tax payable	450,154	137,984
Accrued expenses	(6,179,755)	(5,990,580)
Other current liabilities	589,464	2,578,309
Deferred income	13,915	(12,480)
Accrued pension liabilities	78,597	90,013

Net cash provided by operating activities	27,313,392	26,003,135

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	(29,548)	(41,250)
Proceeds from disposal of designated financial assets at fair value through profit or loss	18,461	60,326
Acquisition of available-for-sale financial assets	(4,005,343)	(3,621,387)
Proceeds from disposal of available-for-sale financial assets	1,272,601	2,930,127
Acquisition of held-to-maturity financial assets	(2,253,632)	(3,697,604)
Proceeds from disposal of held-to-maturity financial assets	1,200,896	587,923
Acquisition of financial assets carried at cost	(35,322)	(167,065)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

	2012	2011

Proceeds from disposal of financial assets carried at cost	17,640	5,276
Proceeds from capital reduction of financial assets carried at cost	20,000	-
Liquidating dividend	245	318
Acquisition of investments accounted for using equity method	(25,912)	(135,040)
Acquisition of property, plant and equipment	(14,228,424)	(9,919,781)
Proceeds from disposal of property, plant and equipment	20,005	648,010
Increase in intangible assets	(294,018)	(137,395)
Decrease (increase) in restricted assets	(10,070)	12,061
Increase in other assets	(195,514)	(1,029,173)

Net cash used in investing activities	(18,527,935)	(14,504,654)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	16,068	(15,000)
Decrease in short-term bills payable	-	(229,896)
Repayment of long-term loans	(103,281)	(842,430)
Decrease in customers’ deposits	(40,589)	(376,192)
Decrease in other liabilities	(99,351)	(1,567)
Capital reduction	-	(19,393,617)
Proceeds from exercise of employee stock option granted by subsidiary	37,483	63,200
Decrease in minority interest	(832,162)	(10,171)

Net cash used in financing activities	(1,021,832)	(20,805,673)

EFFECT OF EXCHANGE RATE CHANGES	(16,839)	1,229

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	-	(112,706)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,746,786	(9,418,669)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	67,389,556	90,875,222

CASH AND CASH EQUIVALENTS, END OF PERIOD	$75,136,342	$81,456,553

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$10,974	$17,315
Income tax paid	$3,592,326	$4,636,445

NON-CASH FINANCING ACTIVITIES
Dividends payable	$42,361,864	$42,854,462
Current portion of long-term loans	$8,372	$51,652

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$14,266,284	$11,023,673

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

	2012	2011

Increase in payables to equipment suppliers	(40,283)	(1,120,633)
Prepayments for equipment	2,423	16,741
	$14,228,424	$9,919,781

InfoExplorer Co., Ltd. (“IFE”) merged with International Integrated System Inc. and e-ToYou International Inc. on April 1, 2011.  After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (IISI).  International Integrated System, Inc. and e-ToYou International, Inc. were dissolved.  As IFE issued new shares for the aforementioned share swap, the following table presents the allocation of acquisition costs of International Integrated System Inc. and e-ToYou International Inc. to assets acquired and liabilities assumed based on their fair values:

Cash and cash equivalents	$46,592
Accounts receivables	199,592
Financial assets at fair value through profit and loss	38,073
Other current assets	17,822
Long-term investments	34,051
Property, plant, and equipment	4,996
Refundable deposits	43,553
Other assets	4,472
Accounts payables	(79,713)
Other current liabilities	(25,145)
Other liabilities	(38,480)
Common stock issued by IFE	$245,813

Chunghwa has lost control over International Integrated System Inc. (“IISI”) on June 24, 2011.  The following table presents assets and liabilities of IISI based on their fair values:

Current assets (excluding cash)	$591,925
Long-term investments	64,219
Property, plant, and equipment	59,891
Intangible assets	2,679
Other assets	130,173
Current liabilities	(276,356)
Other liabilities	(102,917)
Net assets	(628,912)
Cash balance upon deconsolidation	$(159,298)

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 29, 2012)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.          GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act.  Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”).  Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”).  The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications.  On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages.  In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000.  Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003.  Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”).  The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005.  Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979.  SENAO has been listed on the Taiwan Stock Exchange under the number “2450” since May 2001.  SENAO engages mainly in selling and maintaining mobile phones and its peripheral products.  Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining half of the seats of the board of directors of SENAO on April 12, 2007.  At general annual stockholder meeting of SENAO in June 2010, Chunghwa continued to maintain control of a majority of the board of directors through the continued support of other shareholder.  The Company’s equity ownership of SENAO decreased from 31.33% as of January 15, 2007 to 28.30% as of June 30, 2012 due to the exercise of options by employees that were previously granted before 2007.

Senao International (Samoa) Holding Ltd. (“SIS”) was established by SENAO in 2009.  SIS engages mainly in international investment activities.

Senao International HK Limited (“SIHK”) was established by SIS in 2009.  SIHK engages mainly in international investment activities.

Senao Trading (Fujian) Co., Ltd. (“STF”) was established by SIHK in 2011.  STF engages mainly in sale of information and communication technology services.

Senao International Trading (Shanghai) Co., Ltd. (“SITS”) was established by SIHK in 2011.  SITS engages mainly in sale of information and communication technology services.

Senao International Trading (Shanghai) Co., Ltd. (“SEITS”) was established by SIHK in 2011.  SEITS engages mainly in provision of information and communication maintenance services.

The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”) was established by SIHK in 2011.  SITJ engages mainly in sale of information and communication technology services.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007.  CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991.  CHIEF engages mainly in internet communication and internet data center (“IDC”) service.  Chunghwa acquired 70% shares of CHIEF on September 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999.  Unigate engages mainly in telecommunication and information software service.

Chief International Corp. (“CIC”) was established by CHIEF in 2008.  CIC engages mainly in internet communication and internet data center (“IDC”) services.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002.  CHSI engages mainly in providing communication and information integration services.  Chunghwa acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006.  Concord engages mainly in investment activities.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006.  GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004.  CHTG engages mainly in international data and internet services and long distance call wholesales to carriers.  Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004.  DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.  Chunghwa acquired 100% shares of DHT in December 2007.

Spring House Entertainment Inc. (“SHE”) was incorporated in 2000.  SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development.  Chunghwa obtained control interest over it in January 2008.

Ceylon Innovation Co., Ltd. (“CEI”) was established by SHE in April 2011.  CEI engages mainly in international trade, general advertisement and book publishing service.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in January 2008.  LED engages mainly in development of property for rent and sale.

Yao Yong Real Property Co., Ltd. (“YYRP”) was incorporated in 2002.  YYRP engages mainly in real estate management and leasing business.  LED acquired 100% ownership interest of YYRP on March 1, 2010.

Chunghwa established Chunghwa Telecom Singapore Pte. Ltd. (“CHTS”) in July 2008, CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”) in October 2008.  CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System, Inc. and e-ToYou International, Inc. on April 1, 2011.  After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (“IISI”).  International Integrated System, Inc. and e-ToYou International, Inc. were dissolved.  As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and after the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors.

Chunghwa Investment Co., Ltd. (“CHI”) was established in 2002.  CHI engages mainly in professional investing in telecommunication business, and telecommunication valued-added services.  CHI was equity-method investee of the parent company.  Chunghwa acquired over 50% shares of CHI on September 2009.

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”) was established in 2005 as the subsidiary of CHI.  CHPT engages mainly in production and marketing in semiconductor testers and printed circuit board.

Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”) was established by CHPT in 2010.  CHPT (US) engages mainly in production and marketing in semiconductor testers and printed circuit boards.

Chunghwa Investment Holding Co., Ltd. (“CIHC”) was established by CHI in 2004.  CIHC engages mainly in investment activities.

CHI One Investment Co., Ltd. (“COI”) was established by CIHC in 2009.  COI engages mainly in investment activities.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) in March 2006.  The holding company is operating as investment company and Chunghwa has 100% ownership interest in an amount of US$1 in the holding company as of June 30, 2012.

Chunghwa has established Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006.  This holding company is operating as an investment company.

Chunghwa Hsingta Company Ltd. (“CHC”) was established by Prime Asia in December 2010.  CHC engages mainly in investment activities.

Chunghwa Telecom (China) Co., Ltd. (“CTC”) was established by CHC in March 2011.  CTC engages mainly in energy conserving and providing services of planning, design, and integration of information systems.

Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”) was established by CHC and Zhenjiang New Area Hi-Tech Industrial Investment Co., Ltd. in January 2012.  JZIT engages mainly in intelligent energy networks (iEN) and incorporating iEN into buildings.

Chunghwa has established Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”) in May 2011.  CHTV engages mainly in providing information and communications technology, international private leased circuit, and intelligent energy network services.

Chunghwa and Sochamp Technology Inc. established a joint venture, Chunghwa Sochamp Technology Inc. (“CHST”), in July 2011.  CHST mainly engages in license plate recognition system.

Chunghwa and United Daily News established a joint venture, Smartfun Digital Co., Ltd. (“SFD”), in August 2011.  SFD mainly engages in sales of educational software which provides digital parenting education.

As of June 30, 2012 and 2011, the Company had 29,732 and 28,093 employees, respectively.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of June 30, 2012:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.  Minority interests in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity.

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”).  The significant accounting policies are summarized as follows:

Principle of Consolidation

The Company accounts for business combinations in accordance with the requirements of the Statement of Financial Accounting Standards No. 25, “Business Combinations”.

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of the Company, and the accounts of investees in which the Company’s ownership percentage is less than 50% but over which the Company has a controlling interest.  All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the six months ended June 30, 2012 include the accounts of Chunghwa, SENAO, SIS, SIHK, STF, SITS, SITJ, SEITS, CIYP, CHIEF, Unigate, CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, CEI, LED, YYRP, CHTS, CHTJ, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia, CHC, CTC, JZIT, CHTV, CHST, and SFD.  The consolidated financial statements for the six months ended June 30, 2011 include the accounts of Chunghwa, SENAO, SIS, SIHK, STF, SITS, SITJ, SEITS, CIYP, CHIEF, Unigate, CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, CEI, LED, YYRP, CHTS, CHTJ, IISI, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia, CHC, CTC, and CHTV.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated into New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at historical exchange rates and income statement accounts are translated into New Taiwan dollars at average exchange rates during the period.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur.  Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.  At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates.  When a gain or loss on a nonmonetary item is recognized in stockholders’ equity, any exchange component of that gain or loss shall be recognized in stockholders’ equity.  Conversely, when a gain or loss on a non-monetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.

Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

The financial statements of foreign equity investees and consolidated subsidiaries are translated into New Taiwan dollars at the following exchange rates.  Assets and liabilities - spot rates at period-end; stockholders’ equity - historical rates, income and expenses - average rates during the period.

The resulting translation adjustments of financial statements shall be recorded as cumulative translation adjustments, a separate component of stockholders’ equity.

Accounting Estimates

Under above guidelines, law and principles, certain estimates and assumptions have been used for the allowance for doubtful accounts, allowance for loss on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses to employees, directors and supervisors, pension cost, income tax, etc.  Actual results may differ from these estimates.

Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents, and those assets held primarily for trading purposes or to be realized, sold or consumed within one year from the balance sheet date.  All other assets are classified as noncurrent.  Current liabilities are obligations incurred for trading purposes or to be settled within one year from the balance sheet date.  All other liabilities are classified as noncurrent.

LED engages mainly in development of property for rent and sale.  The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items.  Assets and liabilities related to property development over its operating cycle are classified as noncurrent items.

Cash Equivalents

Cash equivalents are commercial paper and treasury bills purchased with maturities of three months or less from the date of acquisition.  The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition.  The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument.  A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset.  A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value.  Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred.  Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings.  Cash dividends received subsequently (including those received in the period of investment) are recognized as income.  On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings.  Regular way purchases or sales of financial assets are accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading.  When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Fair values of financial assets and financial liabilities at the balance sheet date are determined as follows:  Forward exchange contracts and currency swap contracts are estimated by valuation techniques; index future contracts are determined at their market quotation on the balance sheet date; bonds are based on prices quoted by GreTai Securities Market (GTSM).

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity.  The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet.  A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are the same with those of financial assets at FVTPL.

Fair values are determined as follows:  Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition which are treated as a reduction of investment cost.  Stock dividends are recorded as an increase in the number of shares and do not affect investment income.  The total number of shares subsequent to the increase of stock dividends is used to recalculate cost per share.  The difference between the initial carrying amount of a debt instrument and its maturity amount is amortized using the effective interest method, with the amortized interest recognized in profit or loss.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired.  If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method.  Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Gains and losses are recognized at the time of derecognition, impairment or amortization.  A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized.  If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease.  The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments in equity instruments with no quoted prices in an active market and with fair values that cannot be reliably measured, such as non-publicly traded stocks and stocks traded in the Emerging Stock Market, are measured at their original cost.  The accounting treatment for dividends on financial assets carried at cost is the same with that for dividends on available-for-sale financial assets.  An impairment loss is recognized when there is objective evidence that the asset is impaired.  A reversal of this impairment loss is disallowed.

Impairment of Accounts Receivable

An allowance for doubtful accounts is provided on the basis of a review of the collectibility of accounts receivable before January 1, 2011.  The Company assesses the probability of collections of accounts receivable by examining the aging analysis of the outstanding receivables and assessing the value of the collateral provided by customers.

On January 1, 2011, the Company adopted the third-time revised Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments:  Recognition and Measurement.”  One of the main revisions is that the impairment of receivables originated by the Company should be covered by SFAS No. 34.  Accounts receivable are assessed for impairment at the end of each reporting period and considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the accounts receivable, the estimated future cash flows of the asset have been affected.

The amount of the impairment loss recognized is the difference between the asset carrying amount and the present value of estimated future cash flows, after taking into account the related collateral and guarantees, discounted at the receivable’s original effective interest rate.

The carrying amount of the accounts receivable is reduced through the use of an allowance account.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories.  Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.  The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Lands Consigned to Constructing Firm

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories.  Land acquired before construction is classified as land held for development, and then reclassified as land held under development after LED begins its construction project.  Prepayments for licensing and other miscellaneous costs have been capitalized as part of inventory.

When using the completed-contract method for its construction projects, LED recognizes the proceeds from customers as advances from customers for land and building before the construction project is completed.  After completion of the construction project and ownership is transferred to the customers, LED recognizes the relevant revenues.

When using percentage-of-completion method, profits are recorded based on LED’s estimates of the percentage of completion of individual contracts, commencing when the work performed under the contracts reaches a point where the final costs can be estimated with reasonable accuracy.  Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.  If the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is recorded in the period in which it becomes evident.

The percentage of completion is measured based on the completion of the contract milestones predetermined by the architects and engineers.  Construction in progress is stated at cost plus (less) amounts associated with estimated profit (loss) recognized on the basis of the percentage-of-completion method.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method.  Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies.  Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties.  Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity.  The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss.  The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment.  Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance recognized as a loss in earnings.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives:  land improvements - 2 to 30 years; buildings - 3 to 60 years; computer equipment - 2 to 15 years; telecommunication equipment - 2 to 20 years; transportation equipment - 3 to 10 years; and miscellaneous equipment - 2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software, patents and goodwill.

The 3G Concession is valid through December 31, 2018.  The 3G Concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires.  Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2 to 20 years.

When an indication of impairment is identified for intangible assets other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Goodwill represents the excess of the consideration paid for business acquisition over the fair value of identifiable net assets acquired.  Goodwill is tested for impairment annually.  If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized.  A subsequent reversal of such impairment loss is not allowed.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

Pension cost under a defined benefit plan is determined by actuarial valuations.  Contributions made under a defined contribution plan are recognized as pension cost during the period in which employees render services.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits.  Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized.  A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability.  However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.”

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”).  The Company adopted the intrinsic value method, under which compensation cost was amortized over the vesting period.

Revenue Recognition

Revenues are recognized when they are realized or realizable and earned.  Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates.  For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows:  (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

Expense Recognition

The costs of providing services and operating expenses are recognized as incurred.

3.          EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 34, “Financial Instruments,” (“SFAS No. 34”) beginning from January 1, 2011.  When an enterprise adopts the revised provisions, the initial recognition of loans and receivables shall be accounted for under SFAS No. 34.

4.          CASH AND CASH EQUIVALENTS

	June 30
	2012	2011

Cash
Cash on hand	$210,034	$178,242
Bank deposits	5,622,227	7,726,228
Negotiable certificate of deposit, annual yield rate - ranging from 0.70%-1.00% and 0.63%-0.84% for 2012 and 2011, respectively	44,777,766	65,750,000
	50,610,027	73,654,470
Cash equivalents
Commercial paper, annual yield rate - ranging from 0.71%-0.80% and 0.45%-0.63% for 2012 and 2011, respectively	24,526,315	6,463,351
Treasury bills, annual yield rate was 0.56% for 2011	-	1,338,732
	24,526,315	7,802,083

	$75,136,342	$81,456,553

5.          FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2012	2011

Derivatives - financial assets
Currency swap contracts	$583	$8,615
Forward exchange contracts	294	-
	877	8,615
Designated financial assets at fair value through profit or loss
Convertible bonds	38,928	78,139

	$39,805	$86,754

Derivatives - financial liabilities
Currency swap contracts	$16,927	$974
Forward exchange contracts	138	1,105

	$17,065	$2,079

The Company entered into currency swap contracts, forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices.  However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts as of June 30, 2012 and 2011:

			Contract Amount
	Currency	Maturity Period	(In Thousands)

June 30, 2012

Currency swap contracts	US$/NT$	2012.09	US$10,000/NT$299,302
	US$/NT$	2012.07-2012.08	US$41,000/NT$1,208,645
Forward exchange contracts - buy	NT$/US$	2012.07	NT$253,931/US$8,500

June 30, 2011

Currency swap contracts	US$/NT$	2011.07, 2011.09	US$52,000/NT$1,505,348
	US$/NT$	2011.08	US$10,000/NT$286,899
Forward exchange contracts - buy	NT$/US$	2011.07	NT$236,986/US$8,200

The company did not have any outstanding index future contracts as of June 30, 2012 and 2011.

The convertible bonds owned by subsidiaries are hybrid financial instruments that are designated to be measured at fair value and changes in fair value are recognized in earnings.

Net gain arising from financial assets and liabilities at fair value through profit or loss for the six months ended June 30, 2012 and 2011 were $8,397 thousand (including realized settlement gain of $26,248 thousand and valuation loss of $17,851 thousand) and $14,009 thousand (including realized settlement gain of $44,453 thousand and valuation loss of $30,444 thousand), respectively.

6.          AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2012	2011

Open-end mutual funds	$1,961,185	$2,315,658
Domestic listed stocks	3,805,102	515,565
Corporate bonds	75,978	101,644
Foreign listed stocks	11,844	-
	5,854,109	2,932,867
Less: Current portion	2,287,124	2,878,467

	$3,566,985	$54,400

The board of directors of Chunghwa resolved to acquire 263,622 thousand common shares of China Airline Ltd. (“CAL”) at $11.73 per share for the three months ended March 31, 2012.  Chunghwa expected to hold it as long-term investment and classified it as available-for-sale financial assets - noncurrent.  CAL engages mainly in air transportation business.

After evaluating the available-for-sale financial assets, CHI determined that some investments were impaired and recognized an impairment loss of $26,779 thousand for the six months ended June 30, 2012.

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Six Months Ended June 30
	2012	2011

Balance, beginning of period	$67,674	$176,048
Recognized in stockholders’ equity	595,967	(62,819)
Transferred to profit or loss	(48,098)	2,179

Balance, end of period	$615,543	$115,408

7.          HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2012	2011

Corporate bonds, nominal interest rate ranging from 1.15%-2.90% and 1.20%-2.95% for 2012 and 2011, respectively; effective interest rate ranging from 1.00%-2.89% and 1.00%-2.95% for 2012 and 2011, respectively	$14,460,368	$12,346,982
Bank debentures, nominal interest rate ranging from 1.25%-1.60% and 1.37%-2.11% for 2012 and 2011, respectively; effective interest rate ranging from 1.15%-1.40% and 1.25%-2.45% for 2012 and 2011, respectively	1,256,237	1,106,297
	15,716,605	13,453,279
Less: Current portion	2,830,448	2,174,334

	$12,886,157	$11,278,945

8.          ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Six Months Ended June 30
	2012	2011

Balance, beginning of period	$2,423,012	$2,551,464
Provision for (reversal of) doubtful accounts	(1,500,259)	72,832
Accounts receivable written off	(75,412)	(131,442)
Impact on changes of consolidated subsidiaries	-	1,747

Balance, end of period	$847,341	$2,494,601

Chunghwa considered the results of procedures implemented to enhance the collection of account receivable as well as the experience of decreases in uncollected receivables, and decided to reverse the allowance for doubtful accounts for the six months ended June 30, 2012.

9.          OTHER MONETARY ASSETS - CURRENT

	June 30
	2012	2011

Dividends receivable	$346,262	$153,889
Accrued custodial receipts from MOD service	154,171	74,309
Other	1,556,715	2,058,616

	$2,057,148	$2,286,814

10.      INVENTORIES

	June 30
	2012	2011

Merchandise	$3,336,132	$2,910,391
Work in process	455,065	843,547
Material	27,557	-
	3,818,754	3,753,938
Land and building held for sale	805,055	-
Land held for sale	299,542	454,065
Land held for development	35,816	35,816
Construction in progress	-	544,697
Land held under development	-	495,513

	$4,959,167	$5,284,029

The operating costs related to inventories were $21,341,758 thousand (including valuation loss on inventories of $21,338 thousand) and $15,481,412 thousand (including valuation loss on inventories of $320,296 thousand) for the six months ended June 30, 2012 and 2011, respectively.

Land and building held for sale on June 30, 2012 was for Guang-Diang.  Land held for sale on June 30, 2012 was for Li-Shui (A), Wan-Xi and Covent projects.  Land held for sale on June 30, 2011 was for Wan-Xi and Li-Shui (B) projects.

Land held under development and construction in progress on June 30, 2011 was for Guang-Diang, Li-Shui (A), and Covent projects.  Guang-Diang project was completed before June 30, 2012, and reclassified to land and building held for sale. Li-Shui (A) project was also completed before June 30, 2012, and reclassified to land held for sale. Covent project was completed in 2011, and reclassified to land held for sale.

LED recognizes the relevant revenues of Guang-Diang Project by percentage of completion method.  The related information was as follows (in thousands):

June 30, 2011
Percentage of completion method

Guang-Diang project
Contract price	$983,129
Estimated construction cost	$425,258
Land held under development	$64,987
Construction in progress
Construction cost	$240,365
Recognized cumulative gain	300,971
Total	$541,336
Deferred marketing expenses (classified as other current assets)	$27,444
Advance from land and building (classified as other current liabilities)	$171,789
Percentage of completion	64%
Expected year of completion	2012

11.      OTHER CURRENT ASSETS

	June 30
	2012	2011

Prepaid expenses	$3,656,403	$3,043,504
Spare parts	3,349,015	2,556,054
Prepaid rents	1,054,513	844,584
Miscellaneous	554,338	624,957

	$8,614,269	$7,069,099

12.      INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2012		2011
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship

Non-listed
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	$514,295	38	$411,995	38
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	489,385	40	548,719	40
Senao Networks, Inc. (“SNI”)	360,977	41	300,207	41
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	264,628	30	245,265	30
International Integrated System, Inc. (“IISI”)	261,528	33	251,264	33

(Continued)

	June 30
	2012		2011
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship

Huada Digital Corporation (“HDD”)	$248,061	50	$-	-
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	123,276	33	112,079	40
Skysoft Co., Ltd. (“SKYSOFT”)	109,774	30	97,455	30
KingWaytek Technology Co., Ltd. (“KWT”)	70,533	33	66,243	33
So-net Entertainment Taiwan Limited (“So-net”)	34,145	30	31,532	30
HopeTech Technologies Limited (“HopeTech”)	21,168	45	19,117	45
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	9,873	49	3,924	49
Panda Monium Company Ltd.	-	43	-	43
Tatung Technology Inc. (“Tatung”)	-	-	18,825	28
	2,507,643		2,106,625
Prepaid investment
Chunghwa Sochamp Technology Inc. (“CHST”)	-	-	20,400	-

	$2,507,643		$2,127,025

(Concluded)

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System, Inc. and e-ToYou International, Inc. on April 1, 2011.  After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (IISI).  International Integrated System, Inc. and e-To ou International, Inc. were dissolved.  As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and after the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors.

Chunghwa invested in HDD in September 2011 by investing $250,000 thousand cash to acquire 50% of its shares and the rest of 50% ownership interest was held by HTC Corporation (“HTC”).  After the stockholders’ meeting of HDD held on March 2, 2012, Chunghwa and HTC each obtained half of director seats.  Thus, both entities do not obtain control over HDD.  HDD engages mainly in providing software service.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established a joint venture, DZIM, in May 2011.  Chunghwa invested $114,640 thousand cash and held 40% ownership of DZIM in May 2011.  Chunghwa participated in the capital increase of DZIM by investing $14,360 thousand in May 2012 but did not subscribe the shares proportionately.  Thus, the ownership interest decreased from 40% to 33% after the capital increase of DZIM.  DZIM engages mainly in information technology service and general advertisement service.

COI participated in the capital increase of Sertec by investing $11,552 thousand in February 2012.  COI remained 49% ownership of Sertec after the capital increase.

Tatung, the former equity method investee of CHI, completed a capital reduction and a capital increase plan in July 2011, however, CHI did not invested in the capital increase plan of Tatung as the percentage it held; therefore, CHI lost significant influence over Tatung.  CHI reclassified Tatung from investments accounted for using equity method to financial assets carried at cost.

Chunghwa invested $20,400 thousand in CHST in June 2011.  The ownership of CHST is 51%.  CHST mainly engages in license plate recognition system.

The equity in earnings and losses for the six months ended June 30, 2012 and 2011 were based on the audited financial statements.

13.      FINANCIAL ASSETS CARRIED AT COST

	June 30
	2012		2011
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
Non-listed
Taipei Financial Center Corp. (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	180,000	17	200,000	17
Innovation Works Development Fund, L.P. (“IWDF”)	108,476	4	38,035	6
iD Branding Ventures (“iDBV”)	89,553	11	99,504	11
Global Mobile Corp. (“GMC”)	77,018	3	127,018	8
Tons Lightology Inc.	66,150	4	66,150	4
Tatung Technology Inc. (“Tatung”)	60,081	11	-	-
MEDIAPRO TECHNOLOGY LTD.	44,871	1	-	-
Procrystal Technology Co., Ltd. (“Procrystal”)	44,416	-	78,000	2
UniDisplay Inc. (“UniDisplay”)	32,410	2	55,450	3
Innovation Works Limited	31,391	2	31,391	2
VisEra Technologies Company Ltd.	29,371	-	29,371	-
Ultra Fine Optical Technology Co., Ltd.	27,000	8	27,000	8
Alder Optomechanical Corp. (“Alder”)	22,660	2	29,750	2
Hiroca Holdings Ltd.	17,847	-	17,847	-
N.T.U Innovation Incubation Corporation	12,000	9	12,000	9
Digimax Inc. (“DIG”)	10,928	4	15,080	4
CoaTronics Inc. (“CoaTronics”)	8,400	6	12,000	9
Fashion Guide Co., Ltd. (“Fashion Guide”)	6,948	2	-	-
SuperAlloy Industrial Co., Ltd.	6,703	-	7,124	-
Cando Corporation	4,947	-	4,947	-
Aide Energy (Cayman) Holding Co., Ltd. (“Aide”)	4,829	1	29,940	1
3 Link Information Service Co., Ltd.	3,450	10	3,450	10
Tatung Fine Chemicals Co. (“TFChemicals”)	2,050	-	9,135	-
RPTI Intergroup International Ltd. (“RPTI”)	-	10	34,500	10
CQi Energy Infocom Inc. (“CQi”)	-	18	20,000	18
Taimide Technology Ltd.	-	-	19,923	1
Lextar Electronics Corp.	-	-	16,243	-
Huga Optotech Inc.	-	-	12,870	-
Win Semiconductors Corp.	-	-	10,555	-
Optivision Technology Inc.	-	-	10,188	-
A2peak Power Co., Ltd. (“A2P”)	-	3	9,858	3
DelSolar Co., Ltd.	-	-	6,096	-
ChipSip Technology Co. (“ChipSip”)	-	-	4,370	1
Subtron Technology Co., Ltd.	-	-	3,653	-
G-Tech Optoelectronics Corp.	-	-	1,747	-
XinTec Inc.	-	-	1,078	-
Essence Technology Solution, Inc. (“ETS”)	-	7	-	7
eASPNet Inc.	-	-	-	2

	$2,681,029		$2,833,803

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

IBT II completed a capital reduction in June 2012.  The Company has received $20,000 thousand from the capital reduction.

The Company did not recognize the impairment loss for the six months ended June 30, 2011.

After evaluating the financial assets carried at cost, the Company determined the following investments were impaired and recognized impairment losses for the six months ended June 30, 2012.

Six Months Ended June 30, 2012

Procrystal	$23,769
UniDisplay	23,040
Alder	7,090
CQi	6,000
Aide	4,551
DIG	4,152
CoaTronics	3,600
Fashion Guide	3,052
TFChemicals	2,315

$77,569

14.      OTHER MONETARY ASSETS - NONCURRENT

	June 30
	2012	2011

Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government.  This funds was used to finance various telecommunications infrastructure projects.

15.      PROPERTY, PLANT AND EQUIPMENT

	June 30
	2012	2011

Cost
Land	$103,859,136	$103,686,841
Land improvements	1,573,763	1,551,502
Buildings	67,705,999	67,590,584
Computer equipment	14,923,381	15,120,336
Telecommunications equipment	661,447,967	646,857,011

(Continued)

	June 30
	2012	2011

Transportation equipment	$3,030,232	$2,658,456
Miscellaneous equipment	6,992,843	6,550,429
Total cost	859,533,321	844,015,159
Revaluation increment on land	5,762,418	5,762,611
	865,295,739	849,777,770
Accumulated depreciation
Land improvements	1,069,528	1,023,327
Buildings	20,348,360	19,188,818
Computer equipment	11,074,218	11,386,570
Telecommunications equipment	539,404,481	523,148,016
Transportation equipment	1,145,442	1,498,709
Miscellaneous equipment	5,546,118	5,364,255
	578,588,147	561,609,695
Accumulated impairment	1,257,050	-
Construction in progress and advances related to acquisition of equipment	14,539,064	12,698,552

Property, plant and equipment, net	$299,989,606	$300,866,627

(Concluded)

Pursuant to the related regulations, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced values on July 1, 1999.  These revaluations which were approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005.  In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments.  As of June 30, 2012, the unrealized revaluation increment was decreased to $5,760,582 thousand by disposal of the revalued assets and recognition of impairment loss.

Chunghwa determined that partial land and building were impaired and recognized an impairment loss of $1,254,996 thousand for the six months ended June 30, 2012.  Due to the impairment, the unrealized revaluation increment was decreased by $2,054 thousand.  Idle asset was recognized an impairment loss of $4,315 thousand.

Depreciation expense on property, plant and equipment for the six months ended June 30, 2012 and 2011 was $15,484,925 thousand and $15,378,742 thousand, respectively.  The capitalized interest expense for the six months ended June 30, 2012 and 2011 was $12 thousand and $50 thousand, respectively.  The capitalized interest rates for the six months ended June 30, 2012 and 2011 were 1.2% and 1.1%, respectively.

16.      SHORT-TERM LOANS

	June 30
	2012	2011

Unsecured loans - annual rate -1.25%-1.53% and 1.10%-1.53% for 2012 and 2011, respectively	$31,068	$100,000

17.      ACCRUED EXPENSES

	June 30
	2012	2011

Accrued salary and compensation	$4,510,015	$4,541,229
Accrued employees’ bonuses and remuneration to directors and supervisors	3,222,699	3,526,468
Accrued franchise fees	1,193,264	1,198,012
Accrued maintenance fees	901,229	788,968
Other accrued expenses	2,563,705	2,315,364

	$12,390,912	$12,370,041

18.      OTHER CURRENT LIABILITIES

	June 30
	2012	2011

Advance receipts	$11,898,054	$11,395,072
Payables to equipment suppliers	2,008,144	1,820,142
Payables to contractors	1,881,689	1,776,213
Amounts collected for others	1,390,608	1,324,884
Refundable customers’ deposits	1,165,529	1,178,068
Miscellaneous	3,519,495	4,502,573

	$21,863,519	$21,996,952

19.      LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	June 30
	2012	2011

Secured loans - annual rate 1.12% and 0.92%-1.75% for 2012 and 2011, respectively	$1,650,000	$2,455,649
Unsecured loans - annual rate 2.01% and 2.01%-2.17% for 2012 and 2011, respectively	58,606	159,074
	1,708,606	2,614,723
Less: Current portion of long-term loans	658,606	306,117

	$1,050,000	$2,308,606

LED obtained a secured loan from Chang Hwa Bank in September 2010.  Interest is paid monthly and the principal is paid yearly from December 2011 and due in September 2015.  LED renegotiated the loan repayment schedule with Chang Hwa bank in September 2011.  LED early repaid $1,100,000 thousand in 2011, and will repay $600,000 thousand and $1,050,000 thousand in December 2012 and September 2015, respectively.

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009.  Interest and principal amount are paid monthly from January 2009 and due in January 2013.

LED obtained a secured loan from First Commercial Bank in September 2010.  Interest is paid monthly and the principal is paid yearly from September 2014 and due in September 2017.  The loan was repaid early in June 2011.

CHPT obtained a secured loan from the E.SUN Commercial Bank in February 2009.  Interest and the principal were paid monthly from March 2009 and all were repaid in February 2012.

20.      MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of the construction operations as current and noncurrent according to the length of the operating cycle of the construction operations.  Maturity analysis of LED’s related assets and liabilities was as follows:

	June 30, 2012
	Within One Year	Over One Year	Total

Assets

Accounts receivable	$60,907	$-	$60,907
Inventories	1,104,597	35,816	1,140,413
Deferred expenses (classified as other current assets)	9,438	-	9,438

	$1,174,942	$35,816	$1,210,758

Liabilities

Trade notes and accounts payable	$54	$-	$54
Accrued expenses	43,675	-	43,675
Payables to contractors (classified as other current liabilities)	31,532	-	31,532
Advance from land and buildings (classified as other current liabilities)	266,285	-	266,285

	$341,546	$-	$341,546

	June 30, 2011
	Within One Year	Over One Year	Total

Assets

Accounts receivable	$81,972	$-	$81,972
Inventories	-	1,530,091	1,530,091
Deferred expenses (classified as other current assets)	-	59,563	59,563
Restricted assets	-	39,051	39,051

	$81,972	$1,628,705	$1,710,677

(Continued)

	June 30, 2011
	Within One Year	Over One Year	Total

Liabilities

Trade notes and accounts payable	$3,462	$-	$3,462
Accrued expenses	25,508	-	25,508
Payables to contractors (classified as other current liabilities)	-	20,512	20,512
Advance from land and buildings (classified as other current liabilities)	-	655,390	655,390

	$28,970	$675,902	$704,872

(Concluded)

21.         STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000 thousand which is divided into 12,000,000 thousand common shares (at $10 par value per share), among which 7,757,447 thousand common shares are issued and outstanding as of June 30, 2012.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003.  Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005.  Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006.  The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units.  As of June 30, 2012, the outstanding ADSs were 350,430 thousand common shares, which equaled approximately 35,043 thousand units and represented 4.52% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws.  The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.            Exercise their voting rights,

b.           Sell their ADSs, and

c.            Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits.  However, the additional paid-in capital from shares issued in excess of par and donations may be capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital.  However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.  Under the revised Company Law issued on January 4, 2012, the aforementioned additional paid-in capital may also be distributed in cash.  The additional paid-in capital from long-term investments may not be used for any purpose.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside or reverse special reserves.  In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order:  (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed.  If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the six months ended June 30, 2012 and 2011, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued on past experiences and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate.  Otherwise, the difference between initial accrual amounts and the amounts approved in the stockholders’ meeting is charged to the earnings of the following year as a result of change of accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa.  This reserve can only be used to offset a deficit, or, under the revised Company Law issued on January 4, 2012, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations and distributions of the 2011 and 2010 earnings of Chunghwa have been approved by the stockholders on June 22, 2012 and June 24, 2011 as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2011	For Fiscal Year 2010	For Fiscal Year 2011	For Fiscal Year 2010

Legal reserve	$4,706,838	$4,760,890
Cash dividends	42,361,864	42,854,462	$5.46	$5.52

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the shareholders’ meeting on June 22, 2012, were $2,040,090 thousand and $44,446 thousand, respectively.  There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the shareholders’ meeting on June 24, 2011, were $2,144,074 thousand and $45,044 thousand, respectively.  There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

Information on the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, resolved to reduce the amount of $19,393,617 thousand in capital of Chunghwa by a cash distribution to its stockholders.  The abovementioned 2010 capital reduction proposal was effectively approved by FSC.  The board of directors of Chunghwa was authorized to designate the record date of capital reduction as of October 26, 2010.

Subsequently, the stock transfer record date of capital reduction was designated as January 15, 2011.  The amount due to stockholders for capital reduction was $19,393,617 thousand and such cash payment to stockholders was made in January 2011.

22.      SHARE-BASED COMPENSATION PLANS

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price (NT$)

2004.12.01	2005.11.28	1,500	$13.5 (Original price $18.3)
2005.09.30	2006.05.05	10,000	12.1 (Original price $16.9)
2007.10.16	2007.10.31	6,181	42.6 (Original price $44.2)

		17,681

Each option is eligible to subscribe for one common share when exercisable.  Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value.  The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividends (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment.  The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

Information about SENAO’s outstanding stock options for the six months ended June 30, 2012 and 2011 were as follows:

	Stock Options Outstanding
	2012		2011
	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

Options outstanding, beginning of period	2,278	$38.85	5,103	$36.15
Options exercised	(1,077)	34.80	(1,812)	34.81
Options expired	(5)	12.10	(28)	42.60

Options outstanding, end of period	1,196	42.60	3,263	36.74

Options exercisable, end of period	1,196		1,902

As of June 30, 2012, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$42.6	1,196	1.42	$42.6	1,196	$42.6

As of June 30, 2011, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$12.1	627	0.83	$12.1	627	$12.1
42.6	2,636	2.42	42.6	1,275	42.6

No compensation cost was recognized under the intrinsic value method for the six months ended June 30, 2012 and 2011.  Had SENAO used the fair value method to recognize the compensation cost, there would have been no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions of SENAO for the six months ended June 30, 2012 would have been as follows:

	October 31, 2007	May 5, 2006	November 28, 2005

Expected dividend yield	1.49%	-	-
Risk free interest rate	2.00%	1.75%	2.00%
Expected life	4.375 years	4.375 years	4.375 years
Expected volatility	39.82%	39.63%	43.40%
Weighted-average fair value of grants	$13.69	$5.88	$6.93

The board of SENAO resolved to issue 10,000 thousand units of stock options on May 2, 2012.  Each option is eligible to subscribe for one common share when exercisable.  The aforementioned share-based compensation plan (2012 Plan) was effectively approved by FSC as of May 28, 2012.  Under the terms of the 2012 Plan, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value on the grant date.  The 2012 Plan has exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividends, except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction, and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment.  The options are valid for six years and based on the graded vesting schedule, 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date, respectively.  As of August 29, 2012, SENAO has not granted options to employees.

CHTP share-based compensation plan (“CHTP Plan”) described as follows:

Effective Date	Grant Date	Stock Options Units	Exercise Price (NT$)

2007.08.15	2007.05.10	1,000	$12.61

CHTP granted 1,000 options to some of its employees in December 2008.  Under the terms of CHTP Plan, each option entitles the holder to subscribe for one thousand common shares when exercisable.  The options are valid for 5 years and based on the graded vesting schedule, two tranches of 30% of option will vest two and three years after the grant date, respectively, and the rest of 40% will vest four years after the grant date.  There is exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split, issuance of new shares in connection with mergers, issuance of global depositary receipts as well as distribution of cash dividends, except if the exercise price after adjustment exceeds the exercise price before adjustment.

Information about CHTP’s outstanding stock options for the six months ended June 30, 2012 and 2011 were as follows:

	Stock Options Outstanding
	2012		2011
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

Options outstanding, beginning of period	920	$10.57	960	$12.11
Options exercised	-	-	-	-
Options expired	-	-	-	-

Options outstanding, end of period	920	10.57	960	12.11

Options exercisable, end of period	552		288

As of June 30, 2012, information about CHTP’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$10.57	920	1.5	$10.57	552	$10.57

As of June 30, 2011, information about CHTP’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$12.11	960	2.5	$12.11	288	$12.11

Compensation cost recognized was $1,058 thousand under the intrinsic value method for the six months ended June 30, 2012.  No compensation cost was recognized under the intrinsic value method for the six months ended June 30, 2011.

23.      COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Six Months Ended June 30, 2012
	Operating	Operating
	Costs	Expenses	Total

Compensation expense
Salaries	$6,594,113	$5,742,409	$12,336,522
Insurance	569,529	479,397	1,048,926
Pension	904,519	655,401	1,559,920
Other compensation	4,128,457	2,940,006	7,068,463

	$12,196,618	$9,817,213	$22,013,831

Depreciation expense	$14,526,380	$958,545	$15,484,925
Amortization expense	$600,791	$117,708	$718,499

	Six Months Ended June 30, 2011
	Operating	Operating
	Costs	Expenses	Total

Compensation expense
Salaries	$6,282,069	$5,370,056	$11,652,125
Insurance	547,590	444,580	992,170
Pension	872,503	625,805	1,498,308
Other compensation	4,809,702	3,362,266	8,171,968

	$12,511,864	$9,802,707	$22,314,571

Depreciation expense	$14,530,413	$848,329	$15,378,742
Amortization expense	$578,587	$104,933	$683,520

24.      INCOME TAX

a.            Income tax expense consisted of the following:

	Six Months Ended June 30
	2012	2011

Income tax payable	$4,029,072	$4,743,575
Foreign income tax	5,196	10,506
Income tax - deferred	(14,315)	(152,977)
Adjustments of prior years’ income tax	3,782	35,849

Income tax	$4,023,735	$4,636,953

b.            Net deferred income tax assets (liabilities) consisted of the following:

	June 30
	2012	2011

Current

Deferred income tax assets (liabilities)
Valuation loss on inventory	$34,534	$68,365
Unrealized accrued expense	32,306	50,312
Loss carryforward	21,903	-
Estimated warranty liabilities	8,395	10,265
Investment tax credit	3,065	9,125
Valuation loss (gain) on financial instruments, net	2,778	(1,299)
Provision for doubtful accounts	2,374	195,773
Unrealized foreign exchange loss (gain), net	(1,681)	15,055
Other	12,442	18,825
	116,116	366,421
Valuation allowance	-	(202,883)

Net deferred income tax assets - current	$116,116	$163,538

Noncurrent

Deferred income tax assets (liabilities)
Accrued pension cost	$254,407	$311,103
Loss carryforward	96,103	82,215
Equity in losses of equity method investees, net	65,897	15,834
Impairment loss	11,898	62,933
Investment tax credit	3,487	5,881
Abandonment of equipment not approved by National Tax Administration	10	27,672
Other	(2,660)	3,056
	429,142	508,694
Valuation allowance	(75,812)	(5,103)

Net deferred income tax assets - noncurrent	$353,330	$503,591

As of June 30, 2012, details for investment tax credit of CHPT are as follows:

		Remaining
		Creditable	Expiry
Law/Statue	Items	Amount	Year

Statute for Upgrading Industries	Personnel training expenditures	$1,486	2012
	Personnel training expenditures	3,288	2013
	Purchase of machinery and equipment	1,579	2012
	Purchase of machinery and equipment	199	2013

		$6,552

As of June 30, 2012, loss carryforward of CHIEF, Unigate, CEI, LED, CHI, SFD, STF, SITS, SEITS and SITJ are as follows:

	Total	Unused	Expiry
Company	Amounts	Amounts	Year

CHIEF	$14,943	$11,936	2016
	8,558	8,558	2017
	1,409	1,409	2018
Unigate	13	13	2017
	6	6	2018
	8	8	2020
	23	23	2021
	10	10	2022
CEI	9	9	2021
	11	11	2022
LED	5,426	4,084	2018
	7,571	7,571	2019
	7,957	7,957	2020
	10,458	10,458	2021
CHI	3,376	574	2020
SFD	1,258	1,258	2021
STF	10,696	10,696	2016
	7,166	7,166	2017
SITS	16,287	16,287	2016
	9,105	9,105	2017
SEITS	672	672	2016
	730	730	2017
SITJ	11,042	11,042	2016
	8,423	8,423	2017

	$125,157	$118,006

c.            The related information under the Integrated Income Tax System is as follows:

	June 30
	2012	2011

Balance of Imputation Credit Account (“ICA”)
Chunghwa	$8,300,674	$8,934,216

The actual creditable ratios distribution of Chunghwa’s of 2011 and 2010 for earnings were 17.63% and 18.76%, respectively.

d.            Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examined by tax authorities through 2007.  The following subsidiaries income tax returns have been examined by authorities through 2009:  SENAO, CHIEF, Unigate, CHPT, CHSI and SHE.  The following subsidiaries income tax returns have been examined by tax authorities through 2010:  CHI, YYRP, LED and CIYP.

25.      EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income	Common Shares (Thousand) (Denominator)	Income Before Income Tax	Net Income

Six months ended June 30, 2012

Basic EPS
Income attributable to stockholders of the parent	$24,584,506	$20,760,811	7,757,447	$3.17	$2.68
Effect of dilutive potential common stock
SENAO’s stock options	(2,068)	(2,068)	-
Employee bonus	-	-	27,248

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$24,582,438	$20,758,743	7,784,695	$3.16	$2.67

Six months ended June 30, 2011

Basic EPS
Income attributable to stockholders of the parent	$29,652,237	$25,131,176	7,821,735	$3.79	$3.21
Effect of dilutive potential common stock
SENAO’s stock options	(3,729)	(3,729)	-
Employee bonus	-	-	27,430

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$29,648,508	$25,127,447	7,849,165	$3.78	$3.20

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008.  According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employee bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the six months ended June 30, 2012 and 2011.  The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date.  The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the six months ended June 30, 2012 and 2011 were also due to the effect of potential common stock of stock options by SENAO.

26.               PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005.  Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises.  After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan.  On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund.  However, according to the instructions of MOTC, Chunghwa is requested to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan.  Based on the LPA, Chunghwa and its subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement.  Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

Pension costs of the Company were $1,593,655 thousand ($1,451,057 thousand subject to defined benefit plan and $142,598 thousand subject to defined contribution plan) and $1,537,609 thousand ($1,405,285 thousand subject to defined benefit plan and $132,324 thousand subject to defined contribution plan) for the six months ended June 30, 2012 and 2011, respectively.

27.      TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa.  Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices.  The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa.  Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.            The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
Kingwaytek Technology Co., Ltd. Co., Ltd. (“KWT”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	Equity-method investee
So-net Entertainment Taiwan Limited (“So-net”)	Equity-method investee
Viettel - CHT Co., Ltd. (“Viettel - CHT”)	Equity-method investee
Huada Digital Corporation (“HDD”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO

(Continued)

Company	Relationship

HopeTech Technologies Limited (“HopeTech”)	Equity-method investee of SIS
Senao Technical and Cultural Foundation (“STCF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
International Integrated System, Inc. (“IISI”)	Equity-method investee, which was a subsidiary of Chunghwa before Chunghwa lost control over IISI on June 24, 2011
Institute for Information Industry (“III”)	Investor with significant influence over IISI
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS
Sochamp Technology Co., Ltd. (“Sochamp”)	Investor of significant influence over CHST
United Daily News Co., Ltd. (“UDN”)	Investor of significant influence over SFD
udn Digital Co., Ltd. (“udnD”)	Investor of significant influence over SFD
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	Equity-method investee of COI

(Concluded)

b.            Significant transactions with the above related parties are summarized as follows:

	June 30
	2012		2011
	Amount	%	Amount	%

1) Receivables

Trade notes and accounts receivable
So-net	$60,391	93	$8,484	56
Others	4,618	7	6,609	44

	$65,009	100	$15,093	100

2) Payables

Trade notes payable, accounts payable, and accrued expenses
TISE	$449,769	58	$204,210	64
STS	182,402	24	-	-
IISI	52,110	7	57,985	18
SKYSOFT	34,282	4	14,312	4
Others	17,616	2	12,027	4
	736,179	95	288,534	90
Payables to contractors
KWT	1,250	-	-	-
Amounts collected for others
So-net	23,136	3	15,411	5
SKYSOFT	14,837	2	14,078	5
Others	-	-	79	-
	37,973	5	29,568	10

	$775,402	100	$318,102	100

	June 30
	2012		2011
	Amount	%	Amount	%

3) Advances from customers (included in other current liabilities)

Others	$2,736	-	$2,736	-

4) Customers’ deposits

Others	$2,244	-	$3,121	-

	Six Months Ended June 30
	2012		2011
	Amount	%	Amount	%

5) Revenues

So-net	$192,641	-	$120,639	-
HopeTech	20,606	-	46,127	-
SKYSOFT	19,651	-	21,944	-
Others	13,137	-	2,547	-

	$246,035	-	$191,257	-

6) Operating costs and expenses

TISE	$233,019	-	$242,226	-
STS	202,830	-	-	-
IISI	99,158	-	-	-
SKYSOFT	51,104	-	23,972	-
HopeTech	26,589	-	9,507	-
KWT	8,853	-	17,580	-
Others	9,671	-	14,663	-

	$631,224	-	$307,948	-

7) Non-operating income and gains

SNI	$15,606	2	$15,619	1
Others	2,155	-	2	-

	$17,761	2	$15,621	1

8) Acquisition of property, plant and equipment

TISE	$379,840	-	$217,448	-
Others	1,190	-	-	-

	$381,030	-	$217,448	-

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite.  This lease term is 15 years which starts from the commercial operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), which included a prepayment of $3,067,711 thousand, and the rest of amount will be paid annually when ST-2 satellite starts its commercial operation.  ST-2 satellite was launched in May 2011, and began its commercial operation in August 2011.  The total rental expense for the six months ended June 30, 2012 was $202,830 thousand, which consisted of a reduction of the prepayment of $102,256 thousand and an additional accrual of $100,574 thousand.  The prepayment was $2,880,241 thousand (classified as other current assets $204,514 thousand, and other assets - others $2,675,727 thousand) as of June 30, 2012.

SENAO rents out part of its plant to SNI, and the rent is collected monthly.

The transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties.  Other transactions with related parties were not significantly different from those with third parties.

28.      PLEDGED ASSETS

The following assets are pledged as collaterals for short-term and long-term bank loans and contract deposits by Chunghwa and its subsidiaries.

	June 30
	2012	2011

Property, plant and equipment, net	$2,712,680	$2,754,534
Restricted assets	19,745	8,928

	$2,732,425	$2,763,462

29.      SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of June 30, 2012, in addition to those disclosed in other notes, the Company’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.            Acquisition of land and buildings of $28,203 thousand.

b.            Acquisition of telecommunications equipment of $24,420,793 thousand.

c.            Unused letters of credit of $306,068 thousand.

d.            Contracts to print billing, envelops and marketing gifts of $75,328 thousand.

e.            For the purpose of completion the construction, acquisition of the building construction license and registration ownerships of all buildings for LightEra Covent Garden Project, LED signed the trust deeds with Land Bank of Taiwan and China Real Estate Management Co., Ltd., for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

June 30, 2012

Land held for sale	$104,216

f.          The Company also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years.

Future lease payments were as follows:

Year	Rental Amount

2012 (from July 1, 2012 to December 31, 2012)	$1,010,776
2013	1,726,343
2014	1,433,377
2015	1,123,404
2016 and thereafter	1,417,778

g.            A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets).  If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.  Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution.  The Company does not know when its contribution to the Piping Fund will be returned; therefore, the Company did not discount the face amount of its contribution to the Pining Fund.

30.      FAIR VALUE OF FINANCIAL INSTRUMENTS

a.            Carrying amount and fair values of financial instruments were as follows:

	June 30
	2012		2011
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Assets
Cash and cash equivalents	$75,136,342	$75,136,342	$81,456,553	$81,456,553
Financial assets at fair value through profit or loss	39,805	39,805	86,754	86,754
Available-for-sale financial assets - current	2,287,124	2,287,124	2,878,467	2,878,467
Held-to-maturity financial assets - current	2,830,448	2,830,448	2,174,334	2,174,334
Trade notes and accounts receivable, net	24,952,656	24,952,656	21,645,020	21,645,020
Receivables from related parties	65,009	65,009	15,093	15,093
Other current monetary assets	2,057,148	2,057,148	2,286,814	2,286,814
Restricted assets - current	11,017	11,017	39,886	39,886
Financial assets carried at cost	2,681,029	-	2,833,803	-
Available-for-sale financial assets-noncurrent	3,566,985	3,566,985	54,400	54,400
Held-to-maturity financial assets - noncurrent	12,886,157	12,886,157	11,278,945	11,278,945
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,683,785	1,683,785	1,649,892	1,649,892
Restricted assets - noncurrent	8,728	8,728	8,093	8,093
Liabilities
Short-term loans	31,068	31,068	100,000	100,000
Financial liabilities at fair value through profit or loss	17,065	17,065	2,079	2,079
Trade notes and accounts payable	13,050,944	13,050,944	10,369,022	10,369,022
Payables to related parties	755,402	755,402	318,102	318,102
Accrued expenses	12,390,912	12,390,912	12,370,041	12,370,041
Dividends payable	42,361,864	42,361,864	42,854,462	42,854,462

(Continued)

	June 30
	2012		2011
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Payables to equipment suppliers (included in “other current liabilities”)	$2,008,144	$2,008,144	$1,820,142	$1,820,142
Payables to contractors (included in “other current liabilities”)	1,881,689	1,881,689	1,776,213	1,776,213
Amounts collected for others (included in “other current liabilities”)	1,390,608	1,390,608	1,324,884	1,324,884
Refundable customers’ deposits (included in “other current liabilities”)	1,165,529	1,165,529	1,178,068	1,178,068
Current portion of long-term loans	658,606	658,606	306,117	306,117
Long-term loans	1,050,000	1,050,000	2,308,606	2,308,606
Customers’ deposits	4,910,713	4,910,713	5,452,712	5,452,712

(Concluded)

b.            Methods and assumptions used in the estimation of fair values of financial instruments:

1)           The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets.  Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values.  This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)           If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values.  If the market price of the other financial instruments are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)           Financial assets carried at cost are investments in unlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values.  Therefore, no fair value is presented.

4)           The fair value of long-term loans (including current portion) is discounted based on projected cash flow which approximate their carrying amounts.  The projected cash flows were discounted using the interest rate of similar long-term loans.

c.            Fair values of financial assets and liabilities using quoted market price or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	June 30		June 30
	2012	2011	2012	2011

Assets
Financial assets at fair value through profit or loss	$38,928	$78,139	$877	$8,615
Available-for-sale financial assets	5,778,131	2,831,223	75,978	101,644
Liabilities
Financial liabilities at fair value through profit or loss	-	-	17,065	2,079

d.            Information about financial risks

1)           Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, and forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks, open-end mutual funds and corporate bonds.  Therefore, the market risk is the fluctuations of market price.  In order to manage this risk, the Company would assess the risk before investing; therefore, no material market risk is anticipated.

2)           Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts.  Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk.  The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations.  Management does not expect the Company’s exposure to default by those parties to be material.  The Company held a variety of financial instruments, the maximum credit exposed amount is the same as their carrying amounts.

3)           Liquidity risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments.  Therefore, the liquidity risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash.  Therefore, no material liquidity risk is anticipated.  The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market.  Therefore, material liquidity risk is anticipated.

4)           Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities.  Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

31.      ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.            Financings provided:  None.

b.            Endorsement/guarantee provided:  Please see Table 1.

c.            Marketable securities held:  Please see Table 2.

d.            Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital:  Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 6.

j.	Financial transactions: Please see Notes 5 and 30.

k.	Investment in Mainland China: Please see Table 7.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 8.

32.      THE FINANCIAL INFORMATION OF OPERATING SEGMENTS

Segment information:  Please see Table 9.

33.      OTHERS

The significant information of foreign-currency financial assets and liabilities as below:

	June 30
	2012			2011
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets

Monetary items
Cash
USD	$21,714	29.88	$648,807	$14,435	28.73	$414,718
HKD	77,924	3.85	300,243	631	3.69	2,328
RMB	43,416	4.70	204,101	10,882	4.46	48,594
SGD	4,680	23.52	110,079	-	-	-
JPY	77,527	0.38	29,072	148	0.36	53
VND	17,587,960	0.00138	24,271	-	-	-
Accounts receivable
USD	192,076	29.88	5,739,236	154,914	28.73	4,450,682
HKD	68,371	3.85	263,432	-	-	-
RMB	5,978	4.70	28,102	-	-	-
Available-for-sale financial assets
USD	57,814	29.88	1,727,489	66,084	28.73	1,898,593
Investments accounted for using equity method
USD	1,039	29.88	31,041	805	28.73	23,041
VND	191,759,420	0.00138	264,628	181,677,778	0.00135	245,265
SGD	21,866	23.52	514,295	17,621	23.38	411,995

(Continued)

	June 30
	2012			2011
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)

Financial liabilities

Monetary items
Payable to suppliers
USD	$174,827	29.88	$5,223,833	$114,613	28.73	$3,292,826
EUR	38,209	37.56	1,435,118	27,180	41.63	1,131,503
HKD	81,387	3.85	313,583	965	3.69	3,561
SGD	7,806	23.52	183,602	30	23.38	701
RMB	13,273	4.70	62,395	8,635	4.46	38,560

(Concluded)

34.      PRE-DISCLOSURE FOR ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Under Rule No. 0990004943 issued by the Financial Supervisory Commission (FSC) on February 2, 2010, the Company pre-discloses the following information on the adoption of International Financial Reporting Standards as follows, the related affected amount and information of long-term equity investment of Senao Networks, Inc. was based on the report by other auditors.

a.            On May 14, 2009, the FSC announced the “Framework for Adoption of International Financial Reporting Standards by Companies in the ROC.”  In this framework, starting 2013, companies with shares listed on the TSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare their financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, and the Interpretations as well as related guidance translated by the ARDF and issued by the FSC (IFRSs).  To comply with this framework, the Company has set up a project team and made a plan to adopt the IFRSs.  Leading the implementation of this plan is the President, Mr. Chang.  The main contents of the plan, anticipated schedule and status of execution as of June 30, 2012 were as follows:

Contents of Plan			Responsible Department	Status of Execution

1)	Evaluation phase: August 1, 2009 - March 31, 2010

	a)	Make IFRSs adoption plan and set up a IFRSs project team	Accounting department	Completed
	b)	Compare and analyze the differences between current accounting policies and IFRSs	Accounting department	Completed
	c)	Complete the identification of consolidated entities under IFRSs	Accounting department	Completed
	d)	Evaluate the modification of current accounting policies for IFRSs adoption	Accounting department	Completed
	e)	Evaluate the adoption of IFRS 1, “First-time Adoption of International Financial Reporting Standards”	Accounting department	Completed
	f)	Conduct the first stage of internal employee training	Accounting department	Completed

(Continued)

2)	Preparation phase: April 1, 2010 - December 31, 2011

	a)	Determine accounting policies in accordance with IFRSs	Accounting department	Completed
	b)	Choose the optional exemptions under IFRS 1, “First-time Adoption of International Financial Reporting Standards”	Accounting department	Completed
	c)	Modify related information system	Information technology department, accounting department	Completed
	d)	Amend internal control and related policies	Accounting department, related departments	Completed
	e)	Conduct the second stage of internal employee training	Accounting department	Completed

3)	Application phase: January 1, 2012 - December 31, 2013

	a)	Prepare opening IFRSs balance sheet	Accounting department	Completed
	b)	Prepare IFRS comparative financial statements for the year ended December 31, 2012	Accounting department	In progress
	c)	Prepare financial statements in accordance with IFRSs	Accounting department	In progress

b.            Based on IFRS 1 “First-time adoption of International Financial Reporting Standards”, when the Company first adopts IFRSs, the Company should apply the IFRSs to establish its accounting policies, prepare its financial statements and make required adjustments retroactively to the transition date (January 1, 2012).  IFRS 1 provided several optional exemptions.  The main exemptions adopted by the Company were discussed as follows:

1)           Business combination

The Company elected not to apply IFRS 3 retrospectively to business combinations occurred on or before December 31, 2011.

2)           Share-based payment transactions

The Company elected not to apply IFRS 2 retrospectively to the share-based payment transactions which were granted and vested on or before December 31, 2011.

3)           Deemed costs

The Company elected to measure its revalued land at the date of transition to IFRSs at its revalued amount determined under ROC GAAP as its deemed cost.

4)           Employee benefits

The Company elected to recognize all unrecognized cumulative actuarial gains and losses as retained earnings as of January 1, 2012.

The impacts of the aforementioned optional exemptions were included in the following part e. of “explanation for the adjustments of IFRSs transition”.

c.            The Company had assessed the material differences and the impacts between the existing accounting policies and the accounting policies to be adopted under IFRSs as follows:

1)           Reconciliation of consolidated balance sheet as of January 1, 2012

		Adjustments
		Differences in
ROC GAAP		Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Current assets	$106,538,985	$(337,754)	$(115,464)	$106,085,767	Current assets	4), 7), 9), 13)
Long-term investments	19,876,491	(8,000)	(1,000,000)	18,868,491	Long-term investments	10),13)
Property, plant and equipment	302,612,014	-	(7,602,063)	295,009,951	Property, plant and equipment	1), 2), 13)
		-	9,060,081	9,060,081	Investment property	1), 2)
Intangible assets	6,330,253	-	12,475	6,342,728	Intangible assets	13)
Other assets	7,562,539	581,839	(334,947)	7,809,431	Other noncurrent assets	1), 2), 4), 5), 6), 7), 13)

Total	$442,920,282	$236,085	$20,082	$443,176,449	Total

Current liabilities	$59,280,808	$(72,301)	$-	$59,208,507	Current liabilities	7), 9)
Noncurrent liabilities	3,635,835	1,962,186	-	5,598,021	Long-term liabilities	7), 8)
Reserve for land value incremental tax	94,986	-	(94,986)	-		4)
Other liabilities	6,866,005	1,549,205	115,068	8,530,278	Other noncurrent liabilities	4), 6)
Total liabilities	69,877,634	3,439,090	20,082	73,336,806	Total liabilities
Common stock	77,574,465	-	-	77,574,465	Common stock
Additional paid-in capital	169,536,289	20,621,248	-	190,157,537	Additional paid-in capital	6), 12)
Retained earnings	115,866,869	(18,051,608)	-	97,815,261	Retained earnings	3), 5), 6), 7), 8), 9), 10), 11), 12)
Other adjustments	5,753,403	(5,724,647)	-	28,756	Other adjustments	3), 6), 10)
Total equity attributable to stockholders of the parent	368,731,026	(3,155,007)	-	365,576,019	Total equity attributable to shareholders of the parent
Minority interests in subsidiaries	4,311,622	(47,998)	-	4,263,624	Noncontrolling interest	5), 6), 10), 11)
Total stockholders’ equity	373,042,648	(3,203,005)	-	369,839,643	Total shareholders ‘ equity

Total	$442,920,282	$236,085	$20,082	$443,176,449	Total

2)   Reconciliation of consolidated balance sheet as of June 30, 2012

		Adjustments
		Differences in
ROC GAAP		Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Current assets	$121,069,101	$(385,032)	$(116,116)	$120,567,953	Current assets	4), 7), 9), 13)
Long-term investments	22,641,814	(8,998)	(1,000,000)	21,632,816	Long-term investments	10), 12), 13)
Property, plant and equipment	299,989,606	-	(6,331,752)	293,657,854	Property, plant and equipment	1), 2), 13)
		-	7,790,526	7,790,526	Investment property	1), 2)
Intangible assets	6,085,136	-	14,120	6,099,256	Intangible assets	13)
Other assets	7,568,195	517,462	(339,618)	7,746,039	Other noncurrent assets	1), 2), 4), 5), 6), 7), 13)

Total	$457,353,852	$123,432	$17,160	$457,494,444	Total

Current liabilities	$95,138,285	$(112,522)	$-	$95,025,763	Current liabilities	7), 9)
Noncurrent liabilities	3,641,377	1,618,518	-	5,259,895	Long-term liabilities	7), 8)
Reserve for land value incremental tax	94,986	-	(94,986)	-		4)
Other liabilities	6,749,976	1,547,125	112,146	8,409,247	Other noncurrent liabilities	4), 5), 6)
Total liabilities	105,624,624	3,053,121	17,160	108,694,905	Total liabilities

Common stock	77,574,465	-	-	77,574,465	Common stock
Additional paid-in capital	169,541,368	20,619,260	-	190,160,628	Additional paid-in capital	6), 11), 12)
Retained earnings	94,265,816	(17,776,498)	-	76,489,318	Retained earnings	3), 5), 6), 7), 8), 9), 10), 11), 12)
Other adjustments	6,286,686	(5,724,796)	-	561,890	Other adjustments	3), 6), 10)
Total equity attributable to stockholders of the parent	347,668,335	(2,882,034)	-	344,786,301	Total equity attributable to shareholders of the parent
Minority interests in subsidiaries	4,060,893	(47,655)	-	4,013,238	Noncontrolling interest	5), 6), 10), 11)
Total stockholders’ equity	351,729,228	(2,929,689)	-	348,799,539	Total shareholders’ equity

Total	$457,353,852	$123,432	$17,160	$457,494,444	Total

3)   Reconciliation of consolidated statement of comprehensive income for six months ended June 30, 2012

		Adjustments
		Differences in
ROC GAAP		Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Net revenues	$109,605,871	$278,500	$-	$109,884,371	Net revenues	7), 8), 9)
Operating costs	(70,094,878)	642	(557)	(70,094,793)	Operating costs	6), 7), 9), 14)
Gross profits	39,510,993	279,142	(557)	39,789,578	Gross profits
Operating expenses	(13,736,116)	59,846	20,209	(13,656,061)	Operating expenses	6), 7), 9), 11), 14)
Income from operations	25,774,877	338,988	19,652	26,133,517	Income from operations
Non-operating income and losses	(403,299)	638	151	(402,510)	Non-operating income and losses	3), 10), 12)
Income before income tax	25,371,578	339,626	19,803	25,731,007	Income before income tax
Income tax expense	(4,023,735)	(63,653)	(19,803)	(4,107,191)	Income tax expenses	5, 14
Consolidated net income	$21,347,843	$275,973	$-	21,623,816	Consolidated net income
				(18,130)	Exchange differences arising from the translation of the foreign operations
				552,538	Unrealized valuation gain on available-for-sale financial assets
				534,408	Other comprehensive income - current period (after tax)

				$22,158,224	Total comprehensive income

d.   Appropriation for special reserve at the date of transition to IFRSs

In accordance with the Order No. 1010012865 issued by the FSC on April 6, 2012, upon the first-time adoption of IFRSs, an entity shall appropriate to the special reserve in the amount of the increase in retained earnings that resulted from applying the IFRS 1 exemptions to reclassify unrealized revaluation increment and cumulative translation differences (gain) to retained earnings.  However, if the increase in retained earnings that resulted from all IFRSs adjustments is smaller than the amount of unrealized revaluation increment and cumulative translation differences (gain) reclassified to retained earnings, the special reserve is appropriated to the extent of the increased in retained earnings resulting from all IFRSs adjustments.  The special reserve will be reversed in proportion to the usage, disposal or reclassification of the related assets.  The adjustments from IFRSs adoption resulted in the decrease of retained earnings of the Company; therefore, the Company is not required to appropriate any amount to the special reserve.

e.   Explanation for the adjustments of IFRSs transition:

1)  Classification of investment property

On January 1, 2012, the assets that met definitions of investment property under IAS 40 “Investment Property” were reclassified from property, plant and equipment of $8,596,664 thousand, and other assets - idle assets of $463,417 thousand, to investment property.  The total amount of reclassification was $9,060,081 thousand.  On June 30, 2012, the assets that met definition of investment property were reclassified from property, plant and equipment, $7,331,424 thousand, and other assets - idle assets, $459,102 thousand, to investment property.  The total amount of reclassification was $7,790,526 thousand.

2)  Classification of leased assets and idle assets

Under ROC GAAP, leased and idle assets were classified as other assets; after the transition to IFRSs, leased and idle assets were reclassified to property, plant and equipment or investment property based on the nature of these assets.

The Company reclassified leased assets to property, plant and equipment and the amounts were $400,453 thousand and $394,982 thousand as of January 1, 2012 and June 30, 2012, respectively.  Except for the abovementioned Item 1) which discussed the reclassification from idle assets to investment property, the Company reclassified the remaining idle assets to property, plant and equipment amounting to $436,619 thousand and $435,430 thousand, as of January 1, 2012 and June 30, 2012, respectively.

3)  Deemed costs of property, plant and equipment

The Company elected to apply the optional exemption in IFRS 1.  The management measured land (classified as property, plant and equipment and investment property under IFRSs) at its revalued amount which was determined under ROC GAAP as deemed costs.  On January 1, 2012, the Company reclassified the unrealized revaluation increment (classified as stockholders’ equity) to retained earnings and the amount was $5,762,753 thousand.  This reclassification did not affect total equity.  Due to disposal of some revalued assets and recognition of impairment loss of the revalued assets, unrealized revaluation increment reclassified to retained earnings was decreased by $117 thousand and $2,054 thousand, respectively and unrealized revaluation increment as of June 30, 2012 was $5,760,582 thousand.  As a result of the above adjustments, gain on disposal of property, plant and equipment was reduced by $117 thousand and impairment loss was increased by $2,054 thousand.

4)  Classification of deferred income tax asset and liability, and valuation allowance

Under ROC GAAP, a deferred income tax asset and liability should be classified as current and noncurrent in accordance with the classification of its related asset or liability.  When a deferred income tax asset and liability does not relate to an asset or liability, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.  However, under IFRSs, a deferred income tax asset and liability should be classified as noncurrent, and could not be offset.

Under ROC GAAP, if it is more likely than not that deferred income tax assets will not be realized, the valuation allowances are provided to the extent.  However, under IFRSs, deferred income tax assets are only recognized when it is more likely than not to be realized, and the valuation allowance is not used under IFRSs.

Based on the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the reserve for land value incremental tax caused by revaluation of land is classified as long-term liabilities.  Under IFRSs, if the Company elects to apply the IFRS 1 exemption and measure the revalued land using the carrying amount determined under ROC GAAP as its deemed cost, the related reserve for land value incremental tax should be classified as deferred income tax liabilities.

The Company reclassified its deferred income tax assets - current to noncurrent assets and the amounts were $115,464 thousand and $116,116 thousand as of January 1, 2012 and June 30, 2012, respectively.  Further, deferred income tax liabilities, which were netted with deferred income tax assets under ROC GAAP, were reversed.  As a result of such reversal, deferred income tax liabilities - noncurrent and deferred income tax assets - noncurrent were increased by $20,082 thousand and $17,160 thousand, respectively, and reserve for land value incremental tax of $94,986 thousand was also reclassified as deferred income tax liabilities - noncurrent under IFRSs.

5)  Income tax

Based on IAS 12 “Income Taxes”, the income tax adjustments as a result of the transition to IFRSs are as follows:  Deferred income tax assets were increased by $596,271 thousand and $532,789 thousand as of January 1, 2012 and June 30, 2012, respectively; retained earnings were increased by $587,418 thousand and $523,924 thousand as of January 1, 2012 and June 30, 2012, respectively; noncontrolling interest were increased by $8,853 thousand and $8,694 thousand as of January 1, 2012 and June 30, 2012, respectively.  Deferred income tax liabilities were increased by $171 thousand as of June 30, 2012.  For the six months ended June 30, 2012, due to the adjustment of deferred income tax assets and deferred income tax liabilities (decreased by $63,482 thousand in deferred tax assets and increased by $171 thousand in deferred income tax liabilities), income tax expense was increased by $63,653 thousand.

6)  Employee benefits

Under ROC GAAP, net transaction obligation that was resulted from the first time adoption of SFAS No. 18 “Pension” should be amortized on a straight-line basis over the average remaining service life of active plan participants and recognized as net periodic pension cost.  After the transition to IFRSs, transitional rules in IAS 19 “Employee Benefits” did not apply, so the related amounts of net transaction obligation should be recognized at once and adjusted in retain earnings.

Further, under ROC GAAP, actuarial gains (losses) are recognized based on the corridor approach and the amounts are amortized over the average remaining service life of active plan participants.  However, under IFRSs, the Company elected to recognize pension gains (losses) resulting from defined benefit plans as other comprehensive income immediately and subsequent reclassification to earnings is not permitted.

As a result of the aforementioned adjustments, other liabilities were increased by $1,549,205 thousand and $1,546,954 thousand as of January 1, 2012 and June 30, 2012, respectively; other noncurrent assets were decreased by $14,524 thousand and $15,440 thousand as of January 1, 2012 and June 30, 2012, respectively; retained earnings were decreased by $1,512,034 thousand and $1,511,632 thousand as of January 1, 2012 and June 30, 2012, respectively; unrecognized net losses of pension were both decreased by $215 thousand as of January 1, 2012 and June 30, 2012; noncontrolling interests were decreased by $51,910 thousand and $50,977 thousand as of January 1, 2012 and June 30, 2012, respectively.  For the six months ended June 30, 2012, pension cost was decreased by $1,335 thousand which increased $85 thousand in operating costs and decreased $1,420 thousand in operating expenses.

Further, prior to Chunghwa’s privatization in 2005, the pension contributions were made according to the related regulations.  After privatization, the pension obligations of retained employees that were civil employees and entitled to receive future monthly pension payments based on the “Labor Pension Act”, “Act of Privatization of Government-Owned Enterprises”, and “Enforcement Rules of Statute of Privatization of Government-Owned Enterprises” were borne by the government.  The settlement impact upon privatization of $20,648,078 thousand calculated according to the actuarial report under IAS 19 shall be retroactively adjusted from retained earnings to additional paid-in capital - privatization at the date of transition to IFRSs.

7)  Award credits (often known as “points”)

Under ROC GAAP, there’s no related guidance about award credits.  After the transition to IFRSs, Chunghwa applied IFRIC 13 “Customer Royalty Program” retroactively.  The award credit should be measured at its fair value to defer the recognition of revenue.  When the customers redeem the points, the related revenues and costs shall be recognized.  The guidance will replace Chunghwa’s current accounting policy that Chunghwa would accrue expenses when the award credits were given.

Accrued award credits liabilities (classified as other current liabilities) were decreased by $70,036 thousand and $110,065 thousand as of January 1, 2012 and June 30, 2012, respectively; receivables were increased by $12,128 thousand ($12,036 thousand was classified as current assets and $92 thousand was classified as noncurrent assets) and $12,831 thousand ($12,718 thousand was classified as current assets and $113 thousand was classified as noncurrent assets) as of January 1, 2012 and June 30, 2012, respectively; deferred award credits revenue (classified as long-term liabilities - deferred revenue) were increased by $36,370 thousand and $65,788 thousand as of January 1, 2012 and June 30, 2012, respectively; retained earnings were increased by $45,794 thousand and $57,108 thousand as of January 1, 2012 and June 30, 2012, respectively.  The revenue was decreased by $28,715 thousand, the marketing expenses were decreased by $53,768 thousand and the operating cost was increased by $13,739 thousand for the six months ended June 30, 2012.

8)  Recognition of revenue from providing fixed line connection service

Prior to privatization, according to the laws and regulations applicable to state-owned enterprises in Taiwan, Chunghwa recorded revenue from providing fixed line connection service at the time the service was performed.  Under IFRSs, following the revenue recognition guidance, the above service revenue should be treated as deferred income and recognized over the time when the service is continuously provided.

Chunghwa should retrospectively adjust the deferred income of $1,925,816 thousand and $1,552,730 thousand as of January 1, 2012 and June 30, 2012, respectively, by decreasing retained earnings and increasing the deferred revenue from providing fixed line connection service (classified as long-term liabilities - deferred income).  For the six months ended June 30, 2012, revenue from providing fixed line connection service was increased by $373,086 thousand.

9)  Recognition of construction contract revenue

The construction contracts did not meet the criteria in IFRIC 15.11, so IAS 11 “Construction Contracts” does not apply.  The Company could only recognize the revenues when the projects are completed and sold out based on IAS 18 “Revenue”.  Due to the reasons mentioned above, the Company should reverse the revenue that was recognized based on percentage completion method.

Inventories were decreased by $392,040 thousand and $443,444 thousand as of January 1, 2012 and June 30, 2012, respectively; deferred marketing expenses (classified as other current assets) were increased by $42,250 thousand and $45,694 thousand as of January 1, 2012 and June 30, 2012, respectively; accrued expenses (classified as other current liabilitiess - accrued expense) were decreased by $2,265 thousand and $2,457 thousand as of January 1, 2012 and June 30, 2012, respectively; retained earnings were decreased by $347,525 thousand and $395,293 thousand as of January 1, 2012 and June 30, 2012, respectively.  The construction revenue was decreased by $65,871 thousand, the construction cost was decreased by $14,466 thousand and the marking expenses were decreased by $3,637 thousand for the six months ended June 30, 2012.

10) Equity method investments

Associates and joint ventures that accounted for using equity method should also adopt IFRSs in coordinated with the Company’s transition to IFRSs.  The main adjustment includes employee benefit and share-based payments, etc.  Due to the adjustments, long-term investments were decreased by $8,000 thousand and $8,623 thousand as of January 1, 2012 and June 30, 2012, respectively; retained earnings were decreased by $40,367 thousand and $38,221 thousand as of January 1, 2012 and June 30, 2012, respectively; unrecognized net loss of pension were decreased by $37,891 thousand and $35,571 thousand as of January 1, 2012 and June 30, 2012, respectively; noncontrolling interest was decreased by $5,524 thousand and $5,973 thousand as of January 1, 2012 and June 30, 2012, respectively.  Investment income from associates and joint ventures was decreased by $1,697 thousand for the six months ended June 30, 2012.

11) Share-based payment transactions

The employee stock options granted by subsidiary were not vested on the transition date.  Therefore, the subsidiary should apply IFRS 2 “Share-based Payment” retroactively.

Under IFRSs, paid-in capital - employee stock option recognized by subsidiary does not belong to the equity attributable to parent company, so it should be treated as noncontrolling interest.  As of January 1, 2012, retained earnings were decreased by $583 thousand and noncontrolling interest was increased by $583 thousand.  As of June 30, 2012, retained earnings were decreased by $100 thousand, noncontrolling interest was increased by $601 thousand and paid-in capital - equity in additional paid-in capital reported by equity-method investees was decreased by $501 thousand.  For the six months ended June 30, 2012, the compensation cost under general and administrative expense was decreased by $1,021 thousand.

12) Subscription of associates/subsidiaries new shares and adjustment of paid-in capital reported related to equity-method investees

When an investee issues new shares and original shareholders do not acquire new shares proportionately, this would result in changes in the investor’s shareholdings of the equity method investee.  According to SFAS No. 5 “Long-term Investments under Equity Method” under ROC GAAP, since there are changes in the net assets value of the equity method investee attributable to the investor, the investor shall reflect such changes by adjusting additional paid-in capital and long-term investments.  However, under IFRSs, if the changes do not cause the investor to lose significant influence over associates, the change shall be treated as a deemed disposal with the related gain or loss recognized in earnings.  If the changes do not cause the investor to lose control over subsidiaries, the change shall be treated as equity transactions.  In addition, the Company complied with the IFRSs FAQs published by the Taiwan Stock Exchange, and reclassified the paid-in capital which did not meet the definitions under IFRSs or the Company Act and Regulations of Ministry of Economic Affairs to retained earnings.  The Company reclassified such paid-in capital of $26,830 thousand as of January 1, 2012 to retained earnings.  As of June 30, 2012, paid-in capital was decreased by $1,487 thousand, retained earnings was increased by $1,112 thousand, and long-term investment was decreased by $375 thousand.  Gain on disposal of financial instruments was increased by $1,112 thousand for the six months ended June 30, 2012.

13) Presentation of consolidated balance sheets

a)    Piping fund

As part of the government’s effort to upgrade the existing telecommunications infrastructure project, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government.  Since the net assets of this fund would be returned proportionately after the project was completed, in order to conform to the presentation of the financial statements under IFRSs, the fund was reclassified as other noncurrent assets.

b)    Certified deposits with maturities of more than three months

Under ROC GAAP, cash and cash equivalents includes time deposits that are cancellable but without any loss of principal.  Under IFRSs, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.  Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of three months or less from the date of acquisition.

Certified deposits with maturities of more than three months held by the Company were $40,709,500 thousand and $19,950,205 thousand as of January 1, 2012 and June 30, 2012, respectively.  In order to conform to the presentation of the financial statements under IFRSs, such amounts were reclassified from cash to other monetary assets - current.

c)   Deferred expense

Under IFRSs, the deferred expense, which was classified as other assets under ROC GAAP, was reclassified based on its nature.  Deferred expenses belonged to decoration construction projects and advertisement signboard, etc. were reclassified as property, plant and equipment of $157,529 thousand and $169,260 thousand as of January 1, 2012 and June 30, 2012, respectively.  Deferred expenses belonged to computer software were reclassified as intangible assets of $12,475 thousand and $14,120 thousand as of January 1, 2012 and June 30, 2012, respectively.

14) Presentation of consolidated statements of comprehensive income

After the transition to IFRSs, the consolidated statement of comprehensive income includes net income and other comprehensive income.  Further, certain accounts were reclassified to conform to the presentation of the financial statements under IFRSs.

f.     The Company has prepared the above assessments in compliance with (a) the 2010 version of the IFRSs translated by the ARDF and issued by the FSC and (b) the Guidelines Governing the Preparation of Financial Reports by Securities Issuers amended and issued by the FSC on December 22, 2011.  These assessments may be changed as the FSC may issue new rules governing the adoption of IFRSs, and as other laws and regulations may be amended to comply with the adoption of IFRSs.  Therefore, the above assessments may be affected, and differ from the new accounting policies that are drafted by IFRSs.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED
SIX MONTHS ENDED JUNE 30, 2012
(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

		Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable
No.	Endorsement/Guarantee Provider	Name	Nature of Relationship (Note 2)

0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$3,476,683 (Note 3)	$1,031,923	$765,461 (Note 4)	$-	0.2%	$13,906,733 (Note 6)

25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,859,207 (Note 7)	2,150,000	2,150,000 (Note 5)	2,150,000 (Note 5)	0.5%	3,859,207 (Note 7)

Note 1:     Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.    “0” for the Company.

b.    Subsidiaries are numbered from “1”.

Note 2:     Relationships between the endorsement/guarantee provider and the guaranteed party:

a.    Trading partner.

b.    Majority owned subsidiary.

c.    The Company and subsidiary owns over 50% ownership of the investee company.

d.    A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.    Guaranteed by the Company according to the construction contract.

f.    An investee company.  The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:     The maximum amount of endorsement or guarantee is up to 1% of the total stockholders’ equity of the latest financial statements of the Company.

Note 4:     The actual amount used by guaranteed party is $765,461 thousand.

Note 5:     The actual amount used by guaranteed party is $1,650,000 thousand.

Note 6:     The maximum amount of endorsement or guarantee is up to 4% of the total stockholders’ equity of the latest financial statements of the Company.

Note 7:     The maximum amount of endorsement or guarantee is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					June 30, 2012				Note
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773	$1,437,489 (Note 10)	28	$7,320,862	Note 5
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	3,584,503 (Note 10)	100	3,586,414	Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000	1,685,119 (Note 10)	89	1,742,170	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	223,190	883,486 (Note 10)	100	883,486	Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	26,383	716,807 (Note 10)	100	716,807	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	685,156 (Note 10)	100	652,043	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	540,110 (Note 10)	69	482,631	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760	489,385	40	787,831	Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	-	264,628	30	264,628	Note 1
		International Integrated System, Inc.	Equity-method investee	Investments accounted for using equity method	22,498	261,528	33	241,135	Note 1
		Huada Digital Corporation	Equity-method investee	Investments accounted for using equity method	25,000	248,061	50	248,061	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	183,926 (Note 10)	100	183,926	Note 1
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	6,960	166,159 (Note 10)	100	166,309	Note 1
		Dian Zuan Integrating Marketing Co., Ltd.	Equity-method investee	Investments accounted for using equity method	12,900	123,276	33	123,276	Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438	109,774	30	71,907	Note 1
		Spring House Entertainment Tech. Inc.	Subsidiary	Investments accounted for using equity method	5,996	105,074 (Note 10)	56	92,544	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	97,506 (Note 10)	100	111,661	Note 1
		Kingwaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703	70,533	33	33,759	Note 1
		Smartfun Digital Co., Ltd.	Subsidiary	Investments accounted for using equity method	6,500	52,054 (Note 10)	65	52,093	Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429	34,145	30	16,694	Note 1
		Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary	Investments accounted for using equity method	-	32,810 (Note 10)	100	32,810	Note 1

(Continued)

					June 30, 2012				Note
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1	$25,591 (Note 10)	100	$25,591	Note 1
		Chunghwa Sochamp Technology Inc.	Subsidiary	Investments accounted for using equity method	2,040	16,575 (Note 10)	51	16,735	Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	-	- (US$ 1 dollar) (Note 10)	100	- (US$ 1 dollar)	Note 3
		Taipei Financial Center Corp.	-	Financial assets carried at cost - noncurrent	172,927	1,789,530	12	1,629,022	Note 2
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	-	Financial assets carried at cost - noncurrent	18,000	180,000	17	176,265	Note 2
		Global Mobile Corp.	-	Financial assets carried at cost - noncurrent	7,617	77,018	3	60,566	Note 2
		Innovation Works Development Fund, L.P.	-	Financial assets carried at cost - noncurrent	-	108,476	4	101,994	Note 2
		iD Branding Ventures	-	Financial assets carried at cost - noncurrent	6,750	67,500	8	60,280	Note 2
		Innovation Works Limited	-	Financial assets carried at cost - noncurrent	1,000	31,391	2	36,403	Note 2
		CQi Energy Infocom Inc.	-	Financial assets carried at cost - noncurrent	2,000	-	18	(5,612)	Note 2
		RPTI Intergroup International Ltd.	-	Financial assets carried at cost - noncurrent	4,765	-	10	-	Note 2
		Essence Technology Solution, Inc.	-	Financial assets carried at cost - noncurrent	200	-	7	525	Note 2

		Beneficiary certificates (mutual fund)
		PIMCO Global Investment Grade Credit - Ins H Acc	-	Available-for-sale financial assets	751	307,245	-	343,811	Note 4
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)	-	Available-for-sale financial assets	770	534,453	-	577,058	Note 4
		Janus Flexible Income Bond Fund	-	Available-for-sale financial assets	671	230,472	-	248,383	Note 4
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	-	Available-for-sale financial assets	984	347,452	-	389,440	Note 4
		Fidelity Funds - US Dollar Bond Fund Y-ACC-USD	-	Available-for-sale financial assets	397	148,410	-	153,906	Note 4

		Stocks
		China Airlines Ltd.	-	Available-for-sale financial assets - noncurrent	263,622	3,092,287	-	3,532,536	Note 5

		Bond
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	-	Held-to-maturity financial assets	-	307,053	-	307,053	Note 7
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	-	Held-to-maturity financial assets	-	204,295	-	204,295	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	-	Held-to-maturity financial assets	-	302,914	-	302,914	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	-	Held-to-maturity financial assets	-	403,885	-	403,885	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	-	Held-to-maturity financial assets	-	207,970	-	207,970	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	-	Held-to-maturity financial assets	-	103,907	-	103,907	Note 7

(Continued)

					June 30, 2012				Note
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	-	Held-to-maturity financial assets	-	$209,250	-	$209,250	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-A Issue in 2008	-	Held-to-maturity financial assets	-	101,451	-	101,451	Note 7
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	101,022	-	101,022	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	100,004	-	100,004	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	101,003	-	101,003	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	-	Held-to-maturity financial assets	-	309,240	-	309,240	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	-	Held-to-maturity financial assets	-	205,237	-	205,237	Note 7
		Taiwan Power Co. 2nd Unsecured Corporate Bonds-B Issue in 2008	-	Held-to-maturity financial assets	-	152,110	-	152,110	Note 7
		Taiwan Power Co. 3rd Unsecured Corporate Bond-B Issue in 2008	-	Held-to-maturity financial assets	-	50,362	-	50,362	Note 7
		Taiwan Power Co. 4th Unsecured Corporate Bond-B Issue in 2008	-	Held-to-maturity financial assets	-	203,418	-	203,418	Note 7
		Taiwan Power Co. 7th Unsecured Corporate Bond-A Issue in 2008	-	Held-to-maturity financial assets	-	152,450	-	152,450	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	401,970	-	401,970	Note 7
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	201,298	-	201,298	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	-	Held-to-maturity financial assets	-	101,045	-	101,045	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	99,980	-	99,980	Note 7
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	403,491	-	403,491	Note 7
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	100,672	-	100,672	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	202,203	-	202,203	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	49,981	-	49,981	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-A Issue in 2009	-	Held-to-maturity financial assets	-	200,520	-	200,520	Note 7
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	-	Held-to-maturity financial assets	-	251,134	-	251,134	Note 7
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	40,319	-	40,319	Note 7

(Continued)

					June 30, 2012				Note
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	$200,702	-	$200,702	Note 7
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	-	Held-to-maturity financial assets	-	100,245	-	100,245	Note 7
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	-	Held-to-maturity financial assets	-	349,280	-	349,280	Note 7
		Taiwan Power Company 5th Secured Corporate Bond-B Issue in 2009	-	Held-to-maturity financial assets	-	100,429	-	100,429	Note 7
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	302,496	-	302,496	Note 7
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	201,779	-	201,779	Note 7
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	99,962	-	99,962	Note 7
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	50,223	-	50,223	Note 7
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	200,393	-	200,393	Note 7
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	301,973	-	301,973	Note 7
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	199,788	-	199,788	Note 7
		MLPC 1st Unsecured Corporate Bond Issue in 2008	-	Held-to-maturity financial assets	-	302,911	-	302,911	Note 7
		MLPC 1st Unsecured Corporate Bond Issue in 2008	-	Held-to-maturity financial assets	-	99,945	-	99,945	Note 7
		MLPC 1st Unsecured Corporate Bond Issue in 2008	-	Held-to-maturity financial assets	-	99,946	-	99,946	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	302,645	-	302,645	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	201,280	-	201,280	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	200,352	-	200,352	Note 7
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	-	Held-to-maturity financial assets	-	176,271	-	176,271	Note 7
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	-	Held-to-maturity financial assets	-	100,639	-	100,639	Note 7
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	-	Held-to-maturity financial assets	-	100,762	-	100,762	Note 7
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	-	Held-to-maturity financial assets	-	100,301	-	100,301	Note 7
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	-	Held-to-maturity financial assets	-	200,854	-	200,854	Note 7
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	-	Held-to-maturity financial assets	-	302,957	-	302,957	Note 7

(Continued)

					June 30, 2012				Note
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	-	Held-to-maturity financial assets	-	$201,404	-	$201,404	Note 7
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	-	Held-to-maturity financial assets	-	100,561	-	100,561	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	-	Held-to-maturity financial assets	-	100,362	-	100,362	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	-	Held-to-maturity financial assets	-	302,142	-	302,142	Note 7
		Taiwan Power Company 2nd Secured Corporate Bond-A Issue in 2010	-	Held-to-maturity financial assets	-	100,189	-	100,189	Note 7
		Taiwan Power Co 3rd Secured Corporate Bond-A Issue in 2010	-	Held-to-maturity financial assets	-	201,201	-	201,201	Note 7
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	-	Held-to-maturity financial assets	-	99,948	-	99,948	Note 7
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	-	Held-to-maturity financial assets	-	199,895	-	199,895	Note 7
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	-	Held-to-maturity financial assets	-	300,538	-	300,538	Note 7
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	-	Held-to-maturity financial assets	-	300,000	-	300,000	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	-	Held-to-maturity financial assets	-	50,403	-	50,403	Note 7
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	202,338	-	202,338	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	-	Held-to-maturity financial assets	-	299,702	-	299,702	Note 7
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	-	Held-to-maturity financial assets	-	300,000	-	300,000	Note 7
		China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	-	Held-to-maturity financial assets	-	100,404	-	100,404	Note 7
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	-	Held-to-maturity financial assets	-	299,499	-	299,499	Note 7
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	-	Held-to-maturity financial assets	-	299,749	-	299,749	Note 7
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	-	Held-to-maturity financial assets	-	100,822	-	100,822	Note 7
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	-	Held-to-maturity financial assets	-	100,591	-	100,591	Note 7
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	-	Held-to-maturity financial assets	-	301,899	-	301,899	Note 7
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-C Issue in 2011	-	Held-to-maturity financial assets	-	201,315	-	201,315	Note 7
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	-	Held-to-maturity financial assets	-	300,000	-	300,000	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	-	Held-to-maturity financial assets	-	149,757	-	149,757	Note 7

(Continued)

					June 30, 2012				Note
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	-	Held-to-maturity financial assets	-	$199,653	-	$199,653	Note 7
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	-	Held-to-maturity financial assets	-	99,911	-	99,911	Note 7
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	-	Held-to-maturity financial assets	-	200,347	-	200,347	Note 7
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	-	Held-to-maturity financial assets	-	199,821	-	199,821	Note 7
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2011	-	Held-to-maturity financial assets	-	300,000	-	300,000	Note 7
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	-	Held-to-maturity financial assets	-	99,906	-	99,906	Note 7
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	-	Held-to-maturity financial assets	-	39,962	-	39,962	Note 7
		Taiwan Power Co. 1st Unsecured Corporate Bond-2A Issue in 2012	-	Held-to-maturity financial assets	-	99,904	-	99,904	Note 7
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	-	Held-to-maturity financial assets	-	150,065	-	150,065	Note 7
		Eximbank 19-2nd Unsecured Financial Debentures	-	Held-to-maturity financial assets	-	150,000	-	150,000	Note 7

1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	16,824	360,977	41	360,977	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	28,475	579,233	100	579,762	Note 1
						(US$ 19,372)		(US$ 19,390)
						(Note 10)
		N.T.U. Innovation Incubation Corporation	-	Financial assets carried at cost - noncurrent	1,200	12,000	9	12,000	Note 2

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	1,739 (Note 10)	100	1,739	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	12,367	100	12,367	Note 1
						(US$ 414)		(US$ 414)
						(Note 10)
		3 Link Information Service Co., Ltd.	-	Financial assets carried at cost - noncurrent	374	3,450	10	6,827	Note 2
		21Vianet Group. Inc.	-	Available-for-sale financial assets	208	11,844	-	11,844	Note 5
						(US$ 396)		(US$ 396)

3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,500	19,624	100	19,624	Note 1
						(RMB 4,154)		(RMB 4,154)
						(Note 10)
7	Spring House Entertainment Tech. Inc.	Stocks
		Ceylon Innovation Co., Ltd.	Subsidiary	Investments accounted for using equity method	100,000	904 (Note 10)	100	904	Note 1

(Continued)

					June 30, 2012				Note
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

8	Light Era Development Co., Ltd.	Stocks
		Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290	$2,802,230 (Note 10)	100	$2,802,230	Note 1

9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	514,295	38	514,295	Note 1
						(SG$ 21,866)		(SG$ 21,866)

14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317	127,066 (Note 10)	53	127,066	Note 1
		Chunghwa Investment Holding Co., Ltd. (CIHC)	Subsidiary	Investments accounted for using equity method	1,432	20,426	100	20,426	Note 1
						(US$ 684)		(US$ 684)
						(Note 10)
		PandaMonium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602	-	43	-	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000	25,094 (Note 10)	4	25,468	Note 1
		Senao International Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,001	46,267 (Note 10)	-	102,102	Note 5
		Tatung Technology Inc.	-	Financial assets carried at cost - noncurrent	3,542	60,081	11	53,290	Note 2
		Digimax Inc.	-	Financial assets carried at cost - noncurrent	2,000	10,928	4	11,330	Note 2
		iD Branding Ventures	-	Financial assets carried at cost - noncurrent	2,250	22,500	3	20,690	Note 2
		Uni Display Inc.	-	Financial assets carried at cost - noncurrent	4,630	32,410	2	14,485	Note 2
		A2peak Power Co., Ltd.	-	Financial assets carried at cost - noncurrent	990	-	3	-	Note 2
		CoaTronics Inc.	-	Financial assets carried at cost - noncurrent	1,200	8,400	6	1,091	Note 2
		VisEra Technologies Company Ltd.	-	Financial assets carried at cost - noncurrent	649	29,371	-	12,891	Note 2
		Ultra Fine Optical Technology Co., Ltd.	-	Financial assets carried at cost - noncurrent	1,800	27,000	8	18,262	Note 2
		Procrystal Technology Co., Ltd.	-	Financial assets carried at cost - noncurrent	1,350	44,416	-	26,568	Note 2
		Tons Lightology Inc.	-	Financial assets carried at cost - noncurrent	1,113	66,150	4	38,955	Note 2
		Alder Optomechanical Corp.	-	Financial assets carried at cost - noncurrent	490	22,660	2	10,892	Note 8
		Aide Energy (Cayman) Holding Co., Ltd.	-	Financial assets carried at cost - noncurrent	800	4,829	1	7,839	Note 2
		Cando Corporation	-	Financial assets carried at cost - noncurrent	376	4,937	-	3,384	Note 8
		Tatung Fine Chemicals Co.	-	Financial assets carried at cost - noncurrent	111	2,050	-	1,880	Note 8
		SuperAlloy Industrial Co., Ltd.	-	Financial assets carried at cost - noncurrent	479	6,703	-	7,756	Note 8
		MEDIAPRO TECHNOLOGY LTD.	-	Financial assets carried at cost - noncurrent	55	44,871	1	7,369	Note 8
		Fashion Guide Co., Ltd.	-	Financial assets carried at cost - noncurrent	400	6,948	2	411	Note 8
		Hiroca Holdings Ltd.	-	Financial assets carried at cost - noncurrent	140	17,847	-	15,170	Note 8
		Fubon Financial Holding Co., Ltd.	-	Available-for-sale financial assets	195	6,293	-	5,812	Note 5
		Cathay Financial Holding Co., Ltd.	-	Available-for-sale financial assets	92	2,677	-	2,677	Note 5
		Taiwan Hon Chuan Enterprise Co., Ltd.	-	Available-for-sale financial assets	3	200	-	231	Note 5
		Wei Chuan Foods Corp.	-	Available-for-sale financial assets	203	6,110	-	6,110	Note 5
		Gemtek Technology Co., Ltd.	-	Available-for-sale financial assets	49	1,291	-	1,291	Note 5
		Coxon Precise Industrial Co., Ltd.	-	Available-for-sale financial assets	107	4,938	-	4,938	Note 5
		Altek Corp.	-	Available-for-sale financial assets	36	685	-	685	Note 5
		I-Chiun Precision Industry Co., Ltd.	-	Available-for-sale financial assets	80	1,532	-	1,532	Note 5
		Taiwan Semiconductor Manufacturing Co., Ltd.	-	Available-for-sale financial assets	10	783	-	813	Note 5

(Continued)

					June 30, 2012				Note
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Wistron NeWeb Corporation	-	Available-for-sale financial assets	74	$4,544	-	$4,544	Note 5
		MasterLink Securities Corporation	-	Available-for-sale financial assets	250	2,238	-	2,238	Note 5
		Chipbond Technology Corporation	-	Available-for-sale financial assets	60	2,397	-	2,397	Note 5
		Thxe Ming Industrial Co., Ltd.	-	Available-for-sale financial assets	70	1,841	-	1,841	Note 5
		Optotech Corporation	-	Available-for-sale financial assets	245	3,112	-	3,112	Note 5
		Tang Eng Iron Works Co., Ltd.	-	Available-for-sale financial assets	70	2,007	-	2,030	Note 5
		Yuanta Financial Holdings	-	Available-for-sale financial assets	246	3,328	-	3,328	Note 5
		Visual Photonics Epitaxy Co., Ltd.	-	Available-for-sale financial assets	16	810	-	761	Note 5
		Chung Hung Steel Corporation	-	Available-for-sale financial assets	293	2,366	-	2,366	Note 5
		Edison Opto Corporation	-	Available-for-sale financial assets	49	2,515	-	2,515	Note 5
		San Shing Fastech Corp.	-	Available-for-sale financial assets	270	9,208	-	11,799	Note 5
		USI Corp.	-	Available-for-sale financial assets	65	1,800	-	1,739	Note 5
		President Chain Store Corp.	-	Available-for-sale financial assets	55	9,130	-	8,718	Note 5
		Unimicron Corporation	-	Available-for-sale financial assets	150	5,813	-	5,070	Note 5
		Taiwan Cooperative Bank	-	Available-for-sale financial assets	200	3,515	-	3,515	Note 5
		Polaris/P-shares MSCI Taiwan Financial ETF	-	Available-for-sale financial assets	150	1,682	-	1,557	Note 5
		Formosa Petrochemical Corporation	-	Available-for-sale financial assets	80	7,199	-	6,472	Note 5
		Oriental Union Chemical Corporation	-	Available-for-sale financial assets	110	4,381	-	3,949	Note 5
		Huga Optotech Inc.	-	Available-for-sale financial assets	90	1,148	-	1,148	Note 5
		MediaTek Inc.	-	Available-for-sale financial assets	20	5,833	-	5,460	Note 5
		Career Technology (MFG.) Co., Ltd.	-	Available-for-sale financial assets	160	8,084	-	7,736	Note 5
		Taimide Technology Ltd.	-	Available-for-sale financial assets	626	15,671	-	27,224	Note 5
		PChome Store Inc.	-	Available-for-sale financial assets - noncurrent	325	14,072	-	32,175	Note 5
		IC Plus Corp.	-	Available-for-sale financial assets - noncurrent	210	2,274	-	2,274	Note 5
		Formosa Plastics Corporation	-	Available-for-sale financial assets	56	4,783	-	4,445	Note 5
		Phoenix Tours International, Inc.	-	Available-for-sale financial assets	16	1,093	-	934	Note 5
		Asustek Computer Inc.	-	Available-for-sale financial assets	5	1,175	-	1,358	Note 5
		Chunghwa Chemical Synthesis & Biotech Co., Ltd.	-	Available-for-sale financial assets	50	3,014	-	2,413	Note 5
		Evergreen International Corp.	-	Available-for-sale financial assets	110	1,947	-	1,628	Note 5
		Kung Long Batteries Industrial Co., Ltd.	-	Available-for-sale financial assets	127	6,255	-	6,255	Note 5
		Tingyi (Cayman Islands) Holding Corp.	-	Available-for-sale financial assets	125	5,071	-	4,775	Note 5
		Taiwan Mobile Co., Ltd.	-	Available-for-sale financial assets	70	6,152	-	6,895	Note 5
		Ruentex Development Co., Ltd.	-	Available-for-sale financial assets	35	1,514	-	1,596	Note 5
		Arcadyan Technology Corporation	-	Available-for-sale financial assets	70	3,188	-	2,394	Note 5
		Lcy Chemical Corp.	-	Available-for-sale financial assets	125	6,376	-	5,950	Note 5
		Microbio Co., Ltd.	-	Available-for-sale financial assets	20	800	-	737	Note 5
		Formosa Chemicals & Fibre Corporation	-	Available-for-sale financial assets	50	4,505	-	3,920	Note 5
		Tsann Kuen Enterprise Co., Ltd.	-	Available-for-sale financial assets	35	2,326	-	2,212	Note 5
		Foxconn Technology Co., Ltd.	-	Available-for-sale financial assets	25	2,796	-	2,688	Note 5
		Integrated Memory Logic Limited	-	Available-for-sale financial assets	20	2,258	-	2,340	Note 5
		HTC Corporation	-	Available-for-sale financial assets	7	3,921	-	2,727	Note 5
		Formosa Laboratories, Inc.	-	Available-for-sale financial assets	45	3,297	-	2,839	Note 5
		Gigasolar Materials Corporation	-	Available-for-sale financial assets	80	10,265	-	25,984	Note 5
		Del Solar Co., Ltd.	-	Available-for-sale financial assets	62	958	-	958	Note 5
		Elite advanced Laser Corporation	-	Available-for-sale financial assets	21	951	-	781	Note 5

(Continued)

					June 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value	Note

		ICP Electronics Inc.	-	Available-for-sale financial assets	60	$2,568	-	$2,916	Note 5
		Polaris Taiwan Top 50 Tracker Fund	-	Available-for-sale financial assets	180	9,427	-	9,036	Note 5
		Rotam Global Agro Sciences Limited	-	Available-for-sale financial assets	43	3,709	-	3,203	Note 5
		Grand Ocean Retail Group Limited	-	Available-for-sale financial assets	50	6,100	-	5,525	Note 5

		Beneficiary certificates (mutual fund)
		Mega Diamond Bond Fund	-	Available-for-sale financial assets	4,139	50,000	-	50,133	Note 4
		Paradigm high Yield Bond Fund-A	-	Available-for-sale financial assets	641	6,986	-	7,474	Note 4
		Upamc Quality Growth Fund	-	Available-for-sale financial assets	412	7,992	-	7,667	Note 4
		Fuh Hwa Emerging Market Active Allocation Fund of Funds	-	Available-for-sale financial assets	1,000	10,000	-	9,660	Note 4
		Franklin Templeton Sinoam Franklin Templeton Global Fund of Funds	-	Available-for-sale financial assets	870	11,370	-	11,370	Note 4
		Manulife China offshore Bond Fund-A	-	Available-for-sale financial assets	2,000	20,000	-	19,946	Note 4
		Cathy Man AHL Futures Trust Fund of Funds	-	Available-for-sale financial assets	998	10,053	-	9,556	Note 4
		Union Money Market Fund	-	Available-for-sale financial assets	7,841	100,000	-	100,233	Note 4
		Paradigm Emerging Asia Pacific Bond B Fund	-	Available-for-sale financial assets	3,000	30,000	-	29,992	Note 4
		Cathay Small & Med Cap Fund	-	Available-for-sale financial assets	99	2,985	-	2,820	Note 4

		Bond
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	-	Available-for-sale financial assets	500	50,406	-	50,905	Note 9
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	-	Available-for-sale financial assets	250	25,031	-	25,073	Note 9

		Convertible bonds
		Epistar Corporation Ltd. 3rd Convertible Bond	-	Financial assets at fair value through profit or loss	17	1,815	-	1,695	Note 5
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	-	Financial assets at fair value through profit or loss	60	6,415	-	5,964	Note 5
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds	-	Financial assets at fair value through profit or loss	40	4,008	-	3,998	Note 5
		Yuanta Financial Holding Co., Ltd. 1st Domestic Convertible Bond	-	Financial assets at fair value through profit or loss	70	7,000	-	7,070	Note 5
		Ruentex Industry Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds	-	Financial assets at fair value through profit or loss	10	1,007	-	991	Note 5
		Ruentex Development Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds.	-	Financial assets at fair value through profit or loss	21	2,111	-	2,186	Note 5
		Synnex Technology International Corporation 2nd Unsecured Convertible Bond Issue	-	Financial assets at fair value through profit or loss	20	2,004	-	2,015	Note 5
		Far Eastern Department Store Ltd. 1st Domestic Unsecured Convertible Corporate Bond	-	Financial assets at fair value through profit or loss	67	6,674	-	6,532	Note 5
		Asia Optical 3rd Domestic Unsecured Convertible Bond	-	Financial assets at fair value through profit or loss	15	1,504	-	1,474	Note 5

(Continued)

					June 30, 2012				Note
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Hon Chuan Enterprise Co., Ltd. Domestic 1st Unsecured Convertible Bond	-	Financial assets at fair value through profit or loss	20	$2,020	-	$1,982	Note 5
		HiTi Digital Inc. Domestic Unsecured Convertible Corporate Bond	-	Financial assets at fair value through profit or loss	19	1,680	-	1,847	Note 5
		ACHEM Technology Corporation 1st Secured Convertible Bonds Issue in 2011	-	Financial assets at fair value through profit or loss	16	1,595	-	1,635	Note 5
		Foxconn Technology Co., Ltd. 1st domestic unsecured convertible bond	-	Financial assets at fair value through profit or loss	4	398	-	398	Note 5
		Welldone Company Domestic 1st Secured Convertible Bonds	-	Financial assets at fair value through profit or loss	11	1,186	-	1,141	Note 5

18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,500	19,624 (RMB 4,154) (Note 10)	100	19,624 (RMB 4,154)	Note 1

20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. USA Corporation	Subsidiary	Investments accounted for using equity method	400	12,086 (US$ 400) (Note 10)	100	12,086 (US$ 400)	Note 1

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Subsidiary	Investments accounted for using equity method	27,760	556,995 (US$ 18,629) (Note 10)	100	556,995 (US$ 18,629)	Note 1
		HopeTech Technologies Limited	Equity-method investee	Investments accounted for using equity method	5,240	21,697 (US$ 726)	45	21,697 (US$ 726)	Note 1

23	Senao International HK Limited	Stocks
		Senao Trading (Fujian) Co., Ltd.	Subsidiary	Investments accounted for using equity method	-	177,102 (US$ 5,923) (Note 10)	100	177,102 (US$ 5,923)	Note 1
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	-	130,443 (US$ 4,363) (Note 10)	100	130,443 (US$ 4,363)	Note 1
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	-	55,262 (US$ 1,848) (Note 10)	100	55,262 (US$ 1,848)	Notes 1 and 11
		Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary	Investments accounted for using equity method	-	191,188 (US$ 6,394) (Note 10)	100	191,188 (US$ 6,394)	Note 1

24	Chunghwa Investment Holding Co., Ltd.	Stocks
		CHI One Investment Co., Limited	Subsidiary	Investments accounted for using equity method	6,520	10,028 (HK$ 2,694) (Note 10)	100	10,028 (HK$ 2,694)	Note 1

(Continued)

					June 30, 2012				Note
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

26	CHI One Investment Co., Limited	Stocks
		Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	-	$9,877	49	$9,877	Note 1
						(RMB 2,101) (Note 10)		(RMB 2,101)

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Stocks
		Chunghwa Hsingta Company Ltd.	Subsidiary	Investments accounted for using equity method	-	166,312 (RMB35,378) (Note 10)	100	166,312 (RMB35,378)	Note 1

29	Chunghwa Hsingta Company Ltd.	Stocks
		Chunghwa Telecom (China) Co., Ltd.	Subsidiary	Investments accounted for using equity method	-	139,765 (RMB29,731) (Note 10)	100	139,765 (RMB29,731)	Note 1
		Jiangsu Zhenhua Information Technology Company, LLC	Subsidiary	Investments accounted for using equity method	-	26,547 (RMB 5,647) (Note 10)	75	26,547 (RMB 5,647)	Note 1

Note 1:    The net asset values of investees were based on audited financial statements.

Note 2:    The net asset values of investees were based on unaudited financial statements.

Note 3:    New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but not yet begun operation as of June 30, 2012.

Note 4:    The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on June 30, 2012.

Note 5:    Market value was based on the closing price of June 30, 2012.

Note 6:    Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.

Note 7:    The net asset values of investees were based on amortized cost.

Note 8:    Market value of emerging stock was based on the average trading price on June 30, 2012.

Note 9:    The market value is determined by the hundred price of transaction market on June 30, 2012.

Note 10:  The amount was eliminated upon consolidation.

Note 11:  The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Stocks
		China Airlines Ltd.	Available-for-sale financial assets - noncurrent	-	-	-	$ -	263,622	$ 3,092,287	-	$ -	$ -	$ -	263,622	$ 3,092,287

		Beneficiary certificates (mutual fund)
		Fidelity Funds - US Dollar Bond Fund Y-ACC-USD	Available-for-sale financial assets	-	-	-	-	397	148,410	-	-	-	-	397	148,410
		HSBC Glbl Emerging Markets Bol A Inc.	Available-for-sale financial assets	-	-	304	172,231	-	-	304	181,011	172,231	8,780	-	-
		Templeton Global Bond A (ACC)	Available-for-sale financial assets	-	-	418	307,114	-	-	418	308,560	307,114	1,446	-	-
		HSBC Global Investment Funds - Global Emerging Markets Bond ID	Available-for-sale financial assets	-	-	-	-	273	177,180	273	172,956	177,180	(4,224)	-	-

		Bonds
		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	Held-to-maturity financial assets	-	-	-	300,000 (Note 2)	-	-	-	300,000	300,000 (Note 2)	-	-	-
		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	Held-to-maturity financial assets	-	-	-	300,000 (Note 2)	-	-	-	300,000	300,000 (Note 2)	-	-	-
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	Held-to-maturity financial assets	-	-	-	300,000 (Note 2)	-	100,000 (Note 2)	-	-	-	-	-	400,000 (Note 2)
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	-	-	-	-	-	500,000 (Note 2)	-	-	-	-	-	500,000 (Note 2)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-C Issue in 2006	Held-to-maturity financial assets	-	-	-	100,000 (Note 2)	-	200,000 (Note 2)	-	-	-	-	-	300,000 (Note 2)
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2011	Held-to-maturity financial assets	-	-	-	-	-	300,000 (Note 2)	-	-	-	-	-	300,000 (Note 2)
		China Development Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2007	Held-to-maturity financial assets	-	-	-	400,000 (Note 2)	-	-	-	400,000	400,000 (Note 2)	-	-	-
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bonds Issued in 2011	Held-to-maturity financial assets	-	-	-	-	-	400,000 (Note 2)	-	-	-	-	-	400,000 (Note 2)
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	-	-	-	-	-	140,000 (Note 2)	-	-	-	-	-	140,000 (Note 2)
		Taiwan Power Co. 2nd Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	-	-	-	-	-	100,000 (Note 2)	-	-	-	-	-	100,000 (Note 2)
		Yuanta Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	Held-to-maturity financial assets	-	-	-	200,000 (Note 2)	-	-	-	200,000	200,000 (Note 2)	-	-	-
		China Development Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	Held-to-maturity financial assets	-	-	-	-	-	150,000 (Note 2)	-	-	-	-	-	150,000 (Note 2)

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

		HSBC Bank (Taiwan) Limited 1st Financial Debenture-C Issue in 2011	Held-to-maturity financial assets	-	-	-	$ -	-		-	$ -	$ -	$ -	-	$ 200,000 (Note 2)
		Eximoank 19-2nd Unsecured Financial Debenture	Held-to-maturity financial assets	-	-	-	-	-	150,000 (Note 2)	-	-	-	-	-	150,000 (Note 2)

1	Senao International Co., Ltd.	Stocks
		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	-	Subsidiary	15,875	466,517 (US$ 15,875)	12,600	374,029 (US$ 12,600)	-	-	-	-	28,475	840,546 (US $28,475) (Notes 3 and 4)

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Investments accounted for using equity method	-	Subsidiary	15,180	444,712 (US$ 15,180)	12,580	373,424 (US$ 12,580)	-	-	-	-	22,760	818,136 (US$ 27,760) (Notes 3 and 4)

23	Senao International HK Limited	Stocks
		Senao International Trading (Jiangsu) Co., Ltd.	Investments accounted for using equity method	-	Subsidiary	-	115,971 (US$ 4,000)	-	147,765 (US$ 5,000)	-	-	-	-	-	263,736 (US $9,000) (Notes 3 and 4)
		Senao International Trading (Fujian) Co., Ltd.	Investments accounted for using equity method	-	Subsidiary	-	116,821 (US$ 4,000)	-	133,914 (US$ 4,500)	-	-	-	-	-	250,735 (US $8,500) (Notes 3 and 4)

Note 1:  Showing at their original carrying amounts without adjustments for fair values.

Note 2:  Stated at its nominal amounts.

Note 3:  The ending balance includes equity in earnings or losses of equity method investees and cumulative transaction adjustments.

Note 4:  The amount was eliminated upon consolidation.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL SIX MONTHS ENDED JUNE 30, 2012 (Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)	% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Purchase	$ 4,552,390 (Notes 3 and 8)	8	30-90 days	-	-	$ (1,163,864) (Notes 5 and 8)	(9)
				Sales	115,121 (Notes 4 and 8)	-	30 days	-	-	183,988 (Notes 6 and 8)	1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	351,546 (Notes 7 and 8)	1	30 days	-	-	(380,160) (Note 8)	(3)
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	233,019	-	30-90 days	-	-	(449,769)	(4)
		ST-2 Satellite Ventures Pte. Ltd.	Equity-method investee	Purchase	202,830	-	-	-	-	(182,402)	(1)
		Chunghwa Telecom Global Inc.	Subsidiary	Purchase	137,790 (Note 8)	-	90 days	-	-	(72,240) (Note 8)	(1)
		CHIEF Telecom Inc.	Subsidiary	Purchase	173,609 (Note 8)	-	30 days	-	-	(51,453) (Note 5 and 8)	-
				Sales	135,186 (Note 8)	-	60 days	-	-	37,744 (Note 8)	-
		So-net Entertainment Taiwan	Equity-method investee	Sales	191,366	-	60 days	-	-	49,237	-

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	87,340 (Notes 4 and 8)	6	30 days	-	-	(17,126) (Notes 6 and 8)	(1)
				Sales	4,554,039 (Notes 3 and 8)	27	30-90 days	-	-	1,178,289 (Notes 5 and 8)	50

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	135,186 (Note 8)	26	60 days	-	-	(37,744) (Note 8)	(1)
				Sales	173,609 (Note 8)	25	30 days	-	-	52,827 (Notes 5 and 8)	50

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,033,933 (Notes 7 and 8)	77	30 days	-	-	380,160 (Note 8)	91

5	Chunghwa Telecom Global Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	137,790 (Note 8)	-	90 days	-	-	72,240 (Note 8)	87

(Continued)

Note 1:	Excluding payment and receipts collected in trust for others.

Note 2:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 3:	The difference was because Chunghwa Telecom Co., Ltd. classified the amount as property, plant and equipment.

Note 4:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 5:	The difference was because Chunghwa Telecom Co., Ltd. classified the amount as amounts collected for others.

Note 6:	The difference was because Senao International Co., Ltd. classified the amount as other current liabilities.

Note 7:	The difference was because Chunghwa Telecom Co., Ltd. classified the amount as inventory, property, plant and equipment and intangible assets.

Note 8:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$ 183,988 (Note 2)	7.38	$ -	-	$ 183,988	$ -

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,552,665 (Note 2)	7.49	-	-	1,552,665	-

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	380,160 (Note 2)	3.81	-	-	352,019	-

6	Donghwa Telecome Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	104,960 (Note 2)	3.58	-	-	25,424	-

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

SIX MONTHS ENDED JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2012			Net Income	Recognized Gain
					June 30, 2012	December 31, 2011	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	(Loss) of the Investee	(Loss) (Notes 1 and 2)	Note

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$ 1,065,813	$ 1,065,813	71,773	28	$ 1,437,489 (Note 4)	$ 775,481	$ 214,849 (Note 4)	Subsidiary
		Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	3,584,503 (Note 4)	463,537	463,256 (Note 4)	Subsidiary
		Chunghwa Investment Co., Ltd.	Taiwan	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709	1,738,709	178,000	89	1,685,119 (Note 4)	(82,161)	(74,202) (Note 4)	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	882,219	882,219	223,190	100	883,486 (Note 4)	2,005	2,005 (Note 4)	Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	574,112	574,112	26,383	100	716,807 (Note 4)	51,609	51,609 (Note 4)	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506	838,506	60,000	100	685,156 (Note 4)	22,760	23,541 (Note 4)	Subsidiary
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	540,110 (Note 4)	84,589	59,979 (Note 4)	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	489,385	360,566	136,037	Equity-method investee
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	-	30	264,628	37,599	11,284	Equity-method investee
		InfoExplorer Co., Ltd.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	261,528	10,139	3,912	Equity-method investee
		Huada Digital Corporation	Taiwan	Providing software service	250,000	250,000	25,000	50	248,061	(5,257)	(2,628)	Equity-method investee
		Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	183,926 (Note 4)	24,339	24,339 (Note 4)	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	206,089	206,089	6,960	100	166,159 (Note 4)	(17,391)	(17,400) (Note 4)	Subsidiary
		Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	129,000	114,640	12,900	33	123,276	(5,030)	(1,980)	Equity-method investee
		Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	109,774	73,961	22,548	Equity-method investee
		Spring House Entertainment Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	105,074 (Note 4)	34,054	19,282 (Note 4)	Subsidiary
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	97,506 (Note 4)	11,176	12,304 (Note 4)	Subsidiary
		KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	71,770	71,770	1,703	33	70,533	25,143	5,385	Equity-method investee
		Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000	65,000	6,500	65	52,054 (Note 4)	(12,429)	(8,071) (Note 4)	Subsidiary
		So-net Entertainment Taiwan	Taiwan	Online service and sale of computer hardware	60,008	60,008	3,429	30	34,145	(1,436)	(400)	Equity-method investee
		Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	43,847	43,847	-	100	32,810 (Note 4)	(4,460)	(4,460) (Note 4)	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2012			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					June 30, 2012	December 31, 2011	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	$ 17,291	$ 17,291	1	100	$ 25,591 (Note 4)	$ 3,999	$ 3,999 (Note 4)	Subsidiary
		Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system	20,400	20,400	2,040	51	16,575 (Note 4)	(7,403)	(3,776) (Note 4)	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	- (Note 3)	- (Note 3)	-	100	- (Notes 3 and 4)	-	- (Notes 3 and 4)	Subsidiary

1	Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales.	206,190	206,190	16,824	41	360,977	157,409	63,768	Equity-method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment.	840,546 (US$ 28,475)	466,517 (US$ 15,875)	28,745	100	579,233 (US$ 19,372) (Note 4)	(101,898) (US$ (3,435))	(101,886) (US$ (3,435)) (Note 4)	Subsidiary

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service.	2,000	2,000	200	100	1,739 (Note 4)	(66)	(66) (Note 4)	Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	6,068 (US$ 200)	6,068 (US$ 200)	200	100	12,367 (US$ 414) (Note 4)	2,273 (US$ 77)	2,273 (US$ 77) (Note 4)	Subsidiary

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Providing advanced business solutions to telecommunications	47,321 (US$ 1,500)	31,973 (US$ 1,010)	-	100	19,624 (RMB 4,154) (Note 4)	(1,666) (RMB (354))	(1,666) (RMB (354)) (Note 4)	Subsidiary

7	Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service	1,000	1,000	1,000	100	904 (Note 4)	(50)	(50) (Note 4)	Subsidiary

8	Light Era Development Co., Ltd.	Yao Yong Real Property co., Ltd.	Taiwan	Real estate leasing business	2,793,667	2,793,667	83,290	100	2,802,230 (Note 4)	26,379	26,379 (Note 4)	Subsidiary

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061 (SG$ 18,102)	409,061 (SG$ 18,102)	18,102	38	514,295 (SG$ 21,866)	125,488 (SG$ 5,349)	47,858 (SG$ 2,040)	Equity-method investee

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	91,875	91,875	10,317	53	127,066 (Note 4)	21,025	11,183 (Note 4)	Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	46,035 (US$ 1,432)	34,483 (US$ 1,043)	1,432	100	20,426 (Note 4)	(2,315) (US$ (78))	(2,315) (US$ (78)) (Note 4)	Subsidiary
		Panda Monium Company Ltd.	Cayman	The production of animation	20,000 (US$ 602)	20,000 (US$ 602)	602	43	-	-	-	Equity-method investee
		CHIEF Telecom Inc.	Taiwan	Telecommunication and internet service	20,000	20,000	2,000	4	25,094 (Note 4)	84,589	3,096 (Note 4)	Equity-method investee
		Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	-	46,267 (Note 4)	775,481	3,021 (Note 4)	Equity-method investee

18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	China	Providing advanced business solutions to telecommunications	47,321 (US$ 1,500)	31,973 (US$ 1,010)	-	100	19,624 (RMB 4,154) (Note 4)	(1,666) (RMB (354))	(1,666) (RMB (354)) (Note 4)	Subsidiary

20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	12,504 (US$ 400)	12,504 (US$ 400)	400	100	12,086 (US$ 400) (Note 4)	3,802 (US$ 128)	3,802 (US$ 128) (Note 4)	Subsidiary

22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited.	Hong Kong	Sales of communication business	818,136 (US$ 27,760)	444,712 (US$ 15,180)	27,760	100	556,995 (US$ 18,629) (Note 4)	(102,305) (US$ (3,449))	(102,305) (US$ (3,449)) (Note 4)	Subsidiary
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	21,177 (US$ 675)	21,177 (US$ 675)	5,240	45	21,697 (US$ 726)	962 (US$ 32)	433 (US$ 15)	Equity-method investee

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2012			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					June 30, 2012	December 31, 2011	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	$ 26,035 (HK$ 6,520)	$ 14,483 (HK$ 3,924)	6,520	100	$ 10,028 (HK$ 2,694) (Note 4)	$ (2,315) (HK$ (606))	$ (2,315) (HK$ (606)) (Note 4)	Subsidiary

26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	China	Customer Services and platform rental activities	25,414 (RMB 5,390)	13,862 (RMB 2,963)	-	49	9,877 (RMB 2,101)	(4,725) (RMB (1,008))	(2,315) (RMB (494))	Equity-method investee

23	Senao International HK Limited.	Senao Trading (Fujian) Co., Ltd.	China	Information technology services and sale of communication products	250,735 (US$ 8,500)	116,821 (US$ 4,000)	-	100	177,102 (US$ 5,923) (Note 4)	(28,767) (US$ (970))	(28,767) (US$ (970)) (Note 4)	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	237,734 (US$ 8,000)	148,413 (US$ 5,000)	-	100	130,443 (US$ 4,363) (Note 4)	(36,900) (US$ (1,244))	(36,900) (US$ (1,244)) (Note 4)	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	57,860 (US$ 2,000)	57,860 (US$ 2,000)	-	100	55,262 (US$ 1,848) (Note 4)	(2,920) (US$ (98))	(2,920) (US$ (98)) (Note 4)	Subsidiary (Note 5)
		Semao International Trading (Jiangsu) Co., Ltd.	China	Information technology services and sale of communication products	263,736 (US$ 9,000)	115,971 (US$ 4,000)	-	100	191,188 (US$ 6,394) (Note 4)	(33,715) (US$ (1,137))	(33,715) (US$ (1,137)) (Note 4)	Subsidiary

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	206,089 (RMB 45,448)	206,089 (RMB 45,448)	-	100	166,312 (RMB 35,378) (Note 4)	(17,391) (RMB (3,710))	(17,391) (RMB (3,710)) (Note 4)	Subsidiary

29	Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd.	China	Planning and design of energy conservation and software and hareware system services, and integration of information system	177,176 (RMB 39,376)	177,176 (RMB 39,376)	-	100	139,765 (RMB 29,731) (Note 4)	(15,397) (RMB (3,285))	(15,397) (RMB (3,285)) (Note 4)	Subsidiary
		Jiangsu Zhenhua Information Technology Company, LLC	China	Intelligent energy conserving and intelligent building services	28,912 (RMB 6,072)	-	-	75	26,547 (RMB 5,647) (Note 4)	(2,658) (RMB (567))	(1,994) (RMB (425)) (Note 4)	Subsidiary

Note 1:             The equity in net income (loss) of investees was based on audited financial statements.

Note 2:             The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:             New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but has not yet begun operation as of June 30, 2012.  Chunghwa has 100% ownership right in an amount of US$1 in the holding company.

Note 4:             The amount was eliminated upon consolidation.

Note 5:             The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

SIX MONTHS ENDED JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

				Accumulated	Investment Flows		Accumulaed				Accumulated Inward Remittance of Earnings as of June 30, 2012
Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type	Outflow of Investment from Taiwan as of January 1, 2012	Outflow	Inflow	Outflow of Investment from Taiwan as of June 30, 2012	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of June 30, 2012

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$47,321	Note 1	$31,973	$15,348	$-	$47,321	100%	$(1,666) (Note 7)	$19,624 (Note 7)	$-

Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	51,552	Note 1	13,862	11,552	-	25,414	49%	(2,315) (Note 7)	9,873 (Note 7)	-

Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	250,735	Note 1	116,821	133,914	-	250,735	100%	(28,767) (Note 7)	177,102 (Note 7)	-

Senao International Trading (Shanghai) Co., Ltd.	Information technology services and sale of communication products	237,734	Note 1	148,413	89,321	-	237,734	100%	(36,900) (Note 7)	130,443 (Note 7)	-

Senao International Trading (Shanghai) Co., Ltd. (Note 8)	Information technology services and sale of communication products	57,860	Note 1	57,860	-	-	57,860	100%	(2,920) (Note 7)	55,262 (Note 7)	-

Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	263,736	Note 1	115,971	147,765	-	263,736	100%	(33,715) (Note 7)	191,188 (Note 7)	-

Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	Note 1	177,176	-	-	177,176	100%	(15,397) (Note 7)	139,765 (Note 7)	-

Jiangsu Zhenhua Information Technology Company, LLC	Intelligent energy conserving and intelligent building services	38,549	Note 1	28,912	-	-	28,912	75%	(1,994) (Note 7)	26,547 (Note 7)	-

(Continued)

Accumulated Investment in Mainland China as of June 30, 2012			Investment Amounts Authorized by Investment Commission, MOEA			Upper Limit on Investment Stipulated by Investment Commission, MOEA

		$47,321			$47,321	$391,226
(	US$	1,500)	(	US$	1,500)	(Note 3)
		25,414			79,882	1,174,497
(	US$	820)	(	US$	2,500)	(Note 4)
		810,065			810,065	2,885,060
(	US$	27,500)	(	US$	27,500)	(Note 5)
		177,176			177,176	211,037,537
(	US$	6,000)	(	US$	6,000)	(Note 6)
		28,912			141,077	211,037,537
(	US$	960)	(	US$	4,800)	(Note 6)

Note 1:      Investments were through an holding company registered in a third region.

Note 2:      Recognition of investment gains (losses) was calculated based on the investee’s audited financial statements.

Note 3:      The amount was calculated based on the consolidated net assets value of Chunghwa System Integration Co., Ltd.

Note 4:      The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.

Note 5:      The amount was calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 6:      The amount was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 7:      The amount was eliminated upon consolidation.

Note 8:      The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2012	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	1	Accounts receivable	$ 17,197	-	-
					Accounts payable	1,163,864	-	-
					Accrued custodial receipts	166,791	-	-
					Amounts collected for others	389,038	-	-
					Revenues	115,121	-	-
					Non-operating income and gains	5	-	-
					Operating costs and expenses	4,552,390	-	4
					Property, plant and equipment	13,830	-	-
					Customer’s deposits	1,208	-	-
			CHIEF Telecom Inc.	1	Accounts receivable	37,744	-	-
					Accounts payable	51,453	-	-
					Amounts collected for others	2,849	-	-
					Revenues	135,186	-	-
					Operating costs and expenses	173,609	-	-
					Customer’s deposits	333	-	-
			Chunghwa Precision Test Tech Co., Ltd.	1	Accounts receivable	52	-	-
					Accounts payable	3	-	-
					Revenues	1,231	-	-
					Non-operating income and gains	158	-	-
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	9,066	-	-
					Accounts payable	30,256	-	-
					Amounts collected for others	11,821	-	-
					Accrued custodial payments	20,840	-	-
					Revenues	9,746	-	-
					Operating costs and expenses	73,487	-	-
			Chunghwa System Integration Co., Ltd.	1	Accounts receivable	1,300	-	-
					Accrued custodial receipts	9,204	-	-
					Accounts payable	380,160	-	-
					Revenues	3,880	-	-
					Non-operating income and gains	165	-	-
					Operating costs and expenses	351,546	-	-
					Property, plant and equipment	484,402	-	-
					Office supplies	950	-	-
					Work in process	3,685	-	-
					Spare parts	2,432	-	-
					Intangible assets	190,156	-	-

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Other deferred expenses	$ 4,564	-	-
					Customer’s deposits	14,212	-	-
			Chunghwa Telecom Global Inc.	1	Accounts receivable	13,485	-	-
					Accounts payable	72,240	-	-
					Revenues	32,788	-	-
					Operating costs and expenses	137,790	-	-
					Property, plant and equipment	23,805	-	-
					Customer’s deposits	14,658	-	-
			Donghwa Telecom Co., Ltd.	1	Accounts receivable	38,699	-	-
					Accounts payable	104,960	-	-
					Revenues	63,605	-	-
					Operating costs and expenses	63,181	-	-
					Property, plant and equipment	101,277	-	-
			Spring House Entertainment Inc.	1	Accounts receivable	1,903	-	-
					Accounts payable	6,822	-	-
					Amounts collected for others	40,021	-	-
					Revenues	8,623	-	-
					Non-operating income and gains	1	-	-
					Operating costs and expenses	13,425	-	-
					Customer’s deposits	5	-	-
					Spare parts	2,696	-	-
			Chunghwa Telecom Japan Co., Ltd.	1	Accounts receivable	7,084	-	-
					Accounts payable	6,961	-	-
					Revenues	16,580	-	-
					Operating costs and expenses	36,260	-	-
			Light Era Development Co., Ltd.	1	Accounts receivable	500	-	-
					Accounts payable	506	-	-
					Amounts collected for others	1,861	-	-
					Revenues	1,767	-	-
					Operating costs and expenses	91	-	-
					Work in process	407	-	-
			Chunghwa Telecom Singapore Pte., Ltd.	1	Accounts receivable	3,451	-	-
					Accounts payable	3,217	-	-
					Revenues	26,791	-	-
					Operating costs and expenses	19,733	-	-
			Chunghwa Investment Co., Ltd.	1	Revenues	99	-	-
			Chunghwa Telecom (China) Co., Ltd.	1	Accounts payable	816	-	-
					Operating costs and expenses	5,079	-	-
			Smartfun Digital Co., Ltd.	1	Revenues	919	-	-
			Chunghwa Telecom Vietnam Co., Ltd.	1	Accounts receivable	10	-	-
					Accounts payable	319	-	-
					Revenues	10	-	-
					Operating costs and expenses	923	-	-
			Chunghwa Sochamp Technology Co., Ltd.	1	Revenues	79	-	-
					Operating costs and expenses	250	-	-

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	$ 1,178,289	-	-
					Other receivable	374,376	-	-
					Prepaid expenses	237	-	-
					Accounts payable	183,988	-	-
					Deferred revenue	12,166	-	-
					Revenues	4,554,039	-	4
					Non-operating income and gains	15	-	-
					Purchases	87,400	-	-
					Operating costs and expenses	27,721	-	-
					Non-operating costs and expenses	5	-	-
					Refundable deposits	1,208	-	-
			Spring House Entertainment Inc.	3	Accounts receivable	50	-	-
					Revenues	378	-	-
			Chunghwa International Yellow Pages Co., Ltd.	3	Revenues	90	-	-
			Light Era Development Co., Ltd.	3	Revenues	46	-	-

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	52,827	-	-
					Prepaid expenses	20	-	-
					Other deferred expenses	1,455	-	-
					Accounts payable	37,476	-	-
					Advance from customers	268	-	-
					Revenues	173,609	-	-
					Operating costs and expenses	135,186	-	-
					Refundable deposits	333	-	-
			Chunghwa System Integration Co., Ltd.	3	Accounts receivable	8	-	-
					Revenues	46	-	-
			Chunghwa Telecom Singapore Pte., Ltd.	3	Accounts receivable	1,617	-	-
					Accounts payable	3,529	-	-
					Revenues	8,608	-	-
					Operating costs and expenses	7,915	-	-
			Donghwa Telecom Co., Ltd.	3	Accounts receivable	68	-	-
					Revenues	396	-	-
			Chunghwa Telecom Japan Co., Ltd.	3	Accounts receivable	90	-	-
					Accounts payable	64	-	-
					Revenues	107	-	-
					Operating costs and expenses	558	-	-
			Yao Yong Real Property Co., Ltd.	3	Operating costs and expenses	43,352	-	-

	3	Chunghwa System	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	380,160	-	-
		Integration Co., Ltd.			Accounts payable	10,504	-	-
					Deferred revenue	3,802	-	-
					Revenues	1,033,933	-	1
					Operating costs and expenses	4,045	-	-
					Refundable deposits	14,212	-	-
			CHIEF Telecom Inc.	3	Accounts payable	8	-	-
					Operating costs and expenses	46	-	-

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Spring House Entertainment Inc.	3	Revenues	$ 516	-	-
			Light Era Development Co., Ltd.	3	Revenues	569	-	-

	4	Chunghwa International	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	31,175	-	-
		Yellow Pages Co., Ltd.			Accrued custodial receipts	10,302	-	-
					Prepaid expenses	600	-	-
					Accounts payable	7,188	-	-
					Amounts collected for others	20,825	-	-
					Advance from customers	1,893	-	-
					Revenues	73,487	-	-
					Operating costs and expenses	9,746	-	-
			Senao International Co., Ltd.	3	Operating costs and expenses	90	-	-

	5	Chunghwa Telecom Global,	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	72,234	-	-
		Inc.			Prepaid expenses	6	-	-
					Advance from customers	3,042	-	-
					Accounts payable	10,443	-	-
					Revenues	161,595	-	-
					Operating costs and expenses	32,788	-	-
					Refundable deposits	14,658	-	-
			Donghwa Telecom Co., Ltd.	3	Accounts receivable	273	-	-
					Revenues	1,817	-	-
			Chunghwa Precision Test Tech Co., Ltd.	3	Accounts receivable	138	-	-
					Revenues	215	-	-

	7	Spring House Entertainment	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	46,843	-	-
		Inc.			Accounts payable	1,903	-	-
					Revenues	16,121	-	-
					Operating costs and expenses	8,624	-	-
					Refundable deposits	5	-	-
			Senao International Co., Ltd.	3	Accounts payable	50	-	-
					Operating costs and expenses	378	-	-
			Chunghwa System Integration Co., Ltd.	3	Operating costs and expenses	516	-	-

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	39,690	-	-
					Prepaid expenses	65,270	-	-
					Accounts payable	10,527	-	-
					Advance from customers	129,449	-	-
					Revenues	63,181	-	-
					Operating costs and expenses	63,605	-	-
			CHIEF Telecom Inc.	3	Accounts payable	68	-	-
					Operating costs and expenses	396	-	-
			Chunghwa Telecom Global, Inc.	3	Accounts payable	273	-	-
					Operating costs and expenses	1,817	-	-
			Chunghwa Telecom Singapore Pte., Ltd.	3	Accounts payable	1,798	-	-
					Prepaid expenses	25,590	-	-
					Operating costs and expenses	5,899	-	-

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	8	Light Era Development Co.,	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	$ 2,089	-	-
		Ltd.			Prepaid expenses	278	-	-
					Accounts payable	500	-	-
					Revenues	498	-	-
					Operating costs and expenses	1,767	-	-
			Senao International Co., Ltd.	3	Operating costs and expenses	46	-	-
			Chunghwa System Integration Co., Ltd.	3	Operating costs and expenses	569	-	-

	9	Chunghwa Telecom	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	3,217	-	-
		Singapore Pte., Ltd.			Accounts payable	3,451	-	-
					Revenues	19,733	-	-
					Operating costs and expenses	26,791	-	-
			CHIEF Telecom Inc.	3	Accounts receivable	3,529	-	-
					Accounts payable	1,617	-	-
					Revenues	7,915	-	-
					Operating costs and expenses	8,608	-	-
			Donghwa Telecom Co., Ltd.	3	Accounts receivable	1,798	-	-
					Advance from customers	25,590	-	-
					Revenues	5,899	-	-

	10	Chunghwa Telecom Japan	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	6,961	-	-
		Co., Ltd.			Accounts payable	6,108	-	-
					Advance from customers	976	-	-
					Revenues	36,260	-	-
					Operating costs and expenses	16,580	-	-
			CHIEF Telecom Inc.	3	Accounts receivable	64	-	-
					Accounts payable	90	-	-
					Revenues	558	-	-
					Operating costs and expenses	107	-	-

	14	Chunghwa Investment Co.,	Chunghwa Telecom Co., Ltd.	2	Operating costs and expenses	99	-	-
		Ltd.
	20	Chunghwa Precision Test	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	3	-	-
		Tech Co., Ltd.			Accounts payable	52	-	-
					Operating costs and expenses	1,389	-	-
			Chunghwa Telecom Global, Inc.	3	Accounts payable	138	-	-
					Operating costs and expenses	215	-	-

	25	Yao Yong Real Property	CHIEF Telecom Inc.	3	Revenues	43,352	-	-
		Co., Ltd.
	30	Chunghwa Telecom (China)	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	816	-	-
		Co., Ltd.			Revenues	5,079	-	-
	31	Smartfun Digital Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Operating costs and expenses	919	-	-

	32	Chunghwa Telecom	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	319	-	-
		Vietnam Co., Ltd.			Accounts payable	10	-	-

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Revenues	$ 923	-	-
					Operating costs and expenses	10	-	-

	33	Chunghwa Sochamp	Chunghwa Telecom Co., Ltd.	2	Revenues	250	-	-
		Technology. Co., Ltd.			Operating costs and expenses	79	-	-

2011	0	Chunghwa Telecom Co.,	Senao International Co., Ltd.	1	Accounts receivable	655,936	-	-
		Ltd.			Accounts payable	804,475	-	-
					Amounts collected for others	273,566	-	-
					Revenues	697,103	-	-
					Non-operating income and gains	5	-	-
					Operating costs and expenses	3,165,536	-	3
					Property, plant and equipment	694	-	-
					Work in process	266	-	-
					Office supplies	5	-	-
					Customer’s deposits	1,447	-	-
			CHIEF Telecom Inc.	1	Accounts receivable	29,083	-	-
					Accounts payable	46,332	-	-
					Amounts collected for others	3,477	-	-
					Revenues	140,514	-	-
					Operating costs and expenses	149,265	-	-
					Customer’s deposits	333	-	-
			Chunghwa Precision Test Tech Co., Ltd.	1	Accounts receivable	272	-	-
					Accounts payable	239	-	-
					Revenues	1,019	-	-
					Non-operating income and gains	88	-	-
					Operating costs and expenses	1	-	-
					Customer’s deposits	158	-	-
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	29,818	-	-
					Accounts payable	11,985	-	-
					Amounts collected for others	8,550	-	-
					Revenues	6,741	-	-
					Operating costs and expenses	13,961	-	-
					Work in process	2,903	-	-
					Property, plant and equipment	40	-	-
			Chunghwa System Integration Co., Ltd.	1	Accounts receivable	15,029	-	-
					Accounts payable	252,500	-	-
					Revenues	3,703	-	-
					Non-operating income and gains	836	-	-
					Operating costs and expenses	188,882	-	-
					Property, plant and equipment	346,299	-	-
					Office supplies	1,335	-	-
					Work in process	85,989	-	-
					Spare parts	358	-	-
					Intangible assets	58,334	-	-
					Other deferred expenses	3,441	-	-
					Customer’s deposits	21,047	-	-

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Chunghwa Telecom Global, Inc.	1	Accounts receivable	$ 23,540	-	-
					Accounts payable	56,835	-	-
					Revenues	45,096	-	-
					Operating costs and expenses	97,498	-	-
					Property, plant and equipment	17,538	-	-
					Customer’s deposits	14,106	-	-
			Donghwa Telecom Co., Ltd.	1	Accounts receivable	49,426	-	-
					Accounts payable	49,834	-	-
					Revenues	50,026	-	-
					Operating costs and expenses	27,065	-	-
			Spring House Entertainment Tech. Inc.	1	Accounts receivable	8,249	-	-
				1	Accounts payable	3,874	-	-
					Amounts collected for others	18,508	-	-
					Revenues	4,982	-	-
					Non-operating income and gains	1	-	-
					Operating costs and expenses	12,894	-	-
					Customer’s deposits	5	-	-
			Chunghwa Telecom Japan Co., Ltd.	1	Accounts receivable	4,526	-	-
					Accounts payable	997	-	-
					Revenues	18,951	-	-
					Operating costs and expenses	28,050	-	-
					Property, plant and equipment	37,591	-	-
			Light Era Development Co., Ltd.	1	Accounts payable	20,504	-	-
					Revenues	100,054	-	-
			Chunghwa Telecom Singapore Co., Ltd.	1	Accounts receivable	2,228	-	-
					Accounts payable	2,579	-	-
					Revenues	18,250	-	-
					Operating costs and expenses	16,879	-	-
			Chunghwa Investment Co., Ltd.	1	Operating costs and expenses	3,360	-	-
			International Integrated System Inc.	1	Revenues	4,085	-	-
					Operating costs and expenses	76,494	-	-

	1	Senao International Co.,	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	825,835	-	-
		Ltd.			Other receivables	251,975	-	-
					Prepaid expenses	231	-	-
					Accounts payable	399,303	-	-
					Other payables	256,633	-	-
					Advances from customers	13,531	-	-
					Revenues	3,152,955	-	3
					Non-operating income and gains	15	-	-
					Purchase	697,103	-	-
					Operating costs and expenses	22,419	-	-
					Non-operating costs and expenses	5	-	-
					Refundable deposits	1,447	-	-
			Chunghwa System Integration Co., Ltd.	3	Revenues	17	-	-
			Spring House Entertainment Tech. Inc.	3	Revenues	336	-	-

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Chunghwa International Yellow Pages Co., Ltd.	3	Revenues	$ 20	-	-
			CHIEF Telecom Inc.	3	Revenues	1	-	-
			International Integrated System Inc.	3	Revenues	246	-	-

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	49,682	-	-
					Prepaid expenses	127	-	-
					Accounts payable	28,814	-	-
					Advances from customers	269	-	-
					Revenues	149,265	-	-
					Operating costs and expenses	140,514	-	-
					Refundable deposits	333	-	-
			Senao International Co., Ltd.	3	Operating costs and expenses	1	-	-
			Chunghwa System Integration Co., Ltd.	3	Accounts receivable	8	-	-
					Revenues	46	-	-
			Chunghwa Telecom Singapore Co., Ltd.	3	Accounts receivable	1,252	-	-
					Accounts payable	983	-	-
					Revenues	3,080	-	-
					Operating costs and expenses	2,681	-	-
			Donghwa Telecom Co., Ltd.	3	Accounts receivable	75	-	-
					Revenues	430	-	-
			Chunghwa Telecom Japan Co., Ltd.	3	Accounts payable	461	-	-
					Operating costs and expenses	1,516	-	-
			Chunghwa Telecom Global, Inc.	3	Operating costs and expenses	18	-	-
			Yao Yong Real Property Co., Ltd.	3	Operating costs and expenses	43,352	-	-

	3	Chunghwa System	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	252,319	-	-
		Integration Co., Ltd.			Prepaid expenses	181	-	-
					Accrued expenses	7,620	-	-
					Other payables	1,150	-	-
					Amounts collected for others	6,238	-	-
					Advances from customers	21	-	-
					Other deferred revenues	3,145	-	-
					Revenues	681,493	-	-
					Operating costs and expenses	4,539	-	-
					Refundable deposits	21,047	-	-
			Senao International Co., Ltd.	3	Operating costs and expenses	17	-	-
			CHIEF Telecom Inc.	3	Accounts payable	8	-	-
					Operating costs and expenses	46	-	-
			Chunghwa International Yellow Pages Co., Ltd.	3	Revenues	25	-	-
			Spring House Entertainment Tech. Inc.	3	Revenues	4	-	-
			Chunghwa Precision Test Tech. Co., Ltd.	3	Revenues	139	-	-
			International Integrated System Inc.	3	Revenues	5,382	-	-
					Operating costs	82	-	-

	4	Chunghwa International	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	11,945	-	-
		Yellow Pages Co., Ltd.			Accrued custodial receipts	7,763	-	-

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Prepaid expenses	$ 827	-	-
					Accounts payable	4,806	-	-
					Amounts collected for others	23,122	-	-
					Advances from customers	4,793	-	-
					Revenues	13,972	-	-
					Operating costs and expenses	6,712	-	-
			Senao International Co., Ltd.	3	Operating costs and expenses	20	-	-
			Chunghwa System Integration Co., Ltd.	3	Operating costs and expenses	25	-	-

	5	Chunghwa Telecom Global,	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	56,835	-	-
		Inc.			Prepaid expenses	23,540	-	-
					Advances from customers	16,773	-	-
					Revenues	98,459	-	-
					Operating costs and expenses	45,292	-	-
					Refundable deposits	14,106	-	-
			CHIEF Telecom Inc.	3	Revenues	18	-	-
			Chunghwa Precision Test Tech. Co., Ltd.	3	Accounts receivable	133	-	-
					Revenues	804	-	-

	7	Spring House Entertainment	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	22,382	-	-
		Tech. Inc.			Accrued expenses	440	-	-
					Advances from customers	7,809	-	-
					Revenues	12,894	-	-
					Operating costs and expenses	4,983	-	-
					Refundable deposits	5	-	-
			Senao International Co., Ltd.	3	Operating costs and expenses	336	-	-
			Chunghwa System Integration Co., Ltd.	3	Operating costs and expenses	4	-	-

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	14,002	-	-
					Prepaid expenses	35,832	-	-
					Accounts payable	25,763	-	-
					Advances from customers	23,663	-	-
					Revenues	27,065	-	-
					Operating costs and expenses	50,026	-	-
			CHIEF Telecom Inc.	c	Accounts payable	75	-	-
					Operating costs and expenses	430	-	-
			Chunghwa Telecom Singapore Co., Ltd.	c	Accounts payable	1,451	-	-
					Operating costs and expenses	2,615	-	-

	8	Light Era Development Co.,	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	16,451	-	-
		Ltd.			Prepaid expenses	521	-	-
					Operating costs and expenses	99,844	-	-
					Inventory	3,533	-	-
					Intangible assets	209	-	-
			International Integrated System Inc.	3	Revenues	5,175	-	-
					Operating costs	8	-	-

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	9	Chunghwa Telecom	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	$ 2,579	-	-
		Singapore Co., Ltd.			Accounts payable	2,228	-	-
					Revenues	16,879	-	-
					Operating costs and expenses	18,250	-	-
			CHIEF Telecom Inc.	3	Accounts receivable	983	-	-
					Accounts payable	1,252	-	-
					Revenues	2,681	-	-
					Operating costs and expenses	3,080	-	-
			Donghwa Telecom Co., Ltd.	3	Accounts receivable	1,451	-	-
					Revenues	2,615	-	-
			Chunghwa Telecom Japan Co., Ltd.	3	Prepaid expenses	872	-	-

	10	Chunghwa Telecom Japan	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	997	-	-
		Co., Ltd.			Accounts payable	3,504	-	-
					Advances from customers	38,613	-	-
					Revenues	28,050	-	-
					Operating costs and expenses	18,951	-	-
			CHIEF Telecom Inc.	3	Accounts receivable	461	-	-
					Revenues	1,516	-	-
			Chunghwa Telecom Singapore Co., Ltd.	3	Advances from customers	872	-	-

	14	Chunghwa Investment Co.,	Chunghwa Telecom Co., Ltd.	2	Revenues	3,360	-	-
		Ltd.
	20	Chunghwa Precision Test	Chunghwa Telecom Co., Ltd.	2	Prepaid expenses	239	-	-
		Tech. Co., Ltd.			Accounts payable	272	-	-
					Operating costs and expenses	1,107	-	-
					Non-operating income and gains	1	-	-
					Refundable deposits	158	-	-
			Chunghwa Telecom Global, Inc.	3	Accounts payable	133	-	-
					Operating costs and expenses	804	-	-
			Chunghwa System Integration Co., Ltd.	3	Operating costs and expenses	139	-	-

	25	Yao Yong Real Property	CHIEF Telecom Inc.	3	Revenues	43,352	-	-
		Co., Ltd.

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

1. “0” for the Company.
2. Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

1. The Company to subsidiaries.
2. Subsidiaries to the Company.
3. Subsidiaries to subsidiaries.

(Continued)

Note 3:                   Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties.  Other transactions with related parties were not significantly different from those with third parties.

Note 4:                   For assets and liabilities, amount is shown as a percentage to consolidated total assets as of June 30, 2012, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the six months ended June 30, 2012.

Note 5:                   The amount was eliminated upon consolidation.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SEGMENT INFORMATION
SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total

Six months ended June 30, 2012

Revenues from external customers	$37,438,138	$50,316,518	$12,186,049	$7,512,400	$2,152,766	$-	$109,605,871
Intersegment revenues (Note 2)	$8,175,019	$3,245,908	$1,432,802	$1,149,729	$471,210	$(14,474,668)	$-
Segment income before tax	$7,436,362	$13,259,522	$4,572,039	$645,100	$(541,445)	$-	$25,371,578
Total assets	$227,072,284	$65,493,386	$21,274,162	$25,475,312	$118,038,708	$-	$457,353,852

Six months ended June 30, 2011

Revenues from external customers	$38,977,534	$45,194,984	$12,332,410	$7,652,623	$2,742,132	$-	$106,899,683
Intersegment revenues (Note 2)	$7,275,777	$3,225,824	$858,435	$1,249,090	$330,617	$(12,939,743)	$-
Segment income before tax	$10,378,723	$13,833,969	$5,286,509	$1,253,038	$(499,988)	$-	$30,252,251
Total assets	$227,367,833	$65,708,230	$17,815,621	$23,519,252	$121,251,170	$-	$455,662,106

Note 1:           The Company organizes its reporting segments based on types of organizational business.  The five reporting segments are segregated as below:  Domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

o    Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

o    Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

o    Internet business - the provision of HiNet services and related services;

o    International fixed communications business - the provision of international long distance telephone services and related services;

o    Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:           Represents intersegment revenues from goods and services.